5 January 2005



05005188

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200



SEC MAIL PROCESSING
RECEIVED
JAN 1 1 2005
WASH, D.C. 202 SECTION

21441.0001

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL



Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding a discloseable transaction, dated December 31, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on January 3, 2005;

(2) The Company's interim report, dated December 16, 2004;

(3) The Company's announcement of interim results for the six months ended September 30, 2004, dated December 16, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on December 17, 2004;

(4) The Company's announcement of results for the second quarter and first half year ended September 30, 2004 of Pacific Andes (Holdings) Ltd., dated November 12, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on November 15, 2004;

(5) The Company's announcement regarding appointment of independent non-executive director, dated September 30, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on October 4, 2004;

(6) The Company's announcement regarding results of the annual general meeting, dated September 9, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on September 10, 2004;

(7) The Company's announcement regarding notice of annual general meeting, dated August 10, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on August 11, 2004;

(8) The Company's announcement regarding change of registered office, dated August 10, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on August 11, 2004; and

(9) The Company's announcement regarding the completion of the proposed acquisition agreement between Zhonggang Fisheries, a subsidiary of the Company and Jade China, dated July 12, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on July 13, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

H:\Dlai\ADR\21441\0001\36sec.doc



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

須予披露之交易

於二零零四年十二月三十一日，恩利控股之全資附屬公司Golden Target與碧華訂立該協議，內容關於以代價9,000,000美元（相等於約70,200,000港元）購買銷售股份，有關代價已經以現金悉數支付。Golden Target收購事項已於緊隨該協議簽訂後完成。

Golden Target收購事項完成前，碧華已擁有中漁國際已發行股本50.1%。中漁國際餘下49.9%已發行股本繼續由中港擁有。中港乃於二零零四年七月十二日透過中港收購事項收購，恩利控股擁有其已發行股本70%。有關中港收購事項之詳情請參閱本公司於二零零四年三月二十九日及二零零四年七月十二日發表之公布。

Golden Target收購事項完成後，中漁國際成為本公司之間接附屬公司，而本公司及恩利控股分別擁有中漁國際已發行股本約22.03%及36.93%實益權益。

加坡交易所上市之恩利控股乃本公司之附屬公司，本公司持有其約59.65%已發行股份。

董事會相信該協議之條款屬公平合理，亦符合本公司及股東之整體利益。董事會確認Golden Target收購事項之代價乃訂約雙方按公平原則磋商釐定。

根據上市規則第14章，該協議項下進行之交易構成本公司之須予披露交易。本公司將於實際可行情況下盡快向股東寄發一份有關該協議之通函。

該協議

訂立日期

二零零四年十二月三十一日

訂約雙方

(1) *賣方*

碧華，於薩摩亞註冊成立之公司，主要業務為投資控股。

據董事作出一切合理查詢後所深知、資料所得及確信，碧華及其最終實益擁有人均為本公司及其關連人士（定義見上市規則）之獨立第三方。

(2) *買方*

Golden Target

所轉讓之資產

根據該協議，Golden Target已同意以代價9,000,000美元（相等於約70,200,000港元）購買銷售股份（佔中漁國際已發行股本2%）。中漁國際主要從事捕漁活動及為漁船提供捕漁管理服務。

代價

銷售股份之代價為9,000,000美元（相等於約70,200,000港元），Golden Target已從其內部資源中撥出，並於該協議完成時從恩利控股之內部資源以現金悉數[illegible]。假設Golden Target收購事項根據上市規則第14.22條與中港收購事項合[illegible]算，本公司收購中漁國際已發行股本51.9%間接權益所支付之代價總額為21,940,152美元（相等於約171,133,186港元）。

董事會確認Golden Target收購事項之代價乃訂約雙方按公平原則磋商釐定（並無按照任何特定財務基準）。

按照中漁國際之未經審核管理賬目，銷售股份於二零零四年九月三十日之賬面值為385,758美元（相等於約3,009,000港元）。截至二零零二年及二零零三年十二月三十一日止兩個年度各年，銷售股份應佔之中漁國際經審核溢利淨額（除稅及計入非經常項目前後）分別約為1,889,000美元（相等於約14,734,000港元）及4,322,000美元（相等於約33,712,000港元）。

按中漁國際截至二零零四年九月三十日止九個月之未經審核管理賬目之基準計算，Golden Target收購事項及中港收購事項之代價總額為21,940,152美元（相等於約171,133,186港元），而Golden Target收購事項之代價則為9,000,000美元（相等於約70,200,000港元）。其市盈率分別為2.6及27。此外，中港收購事項及Golden Target收購事項之總代價21,940,152美元（相等於約171,133,186港元），以及代價9,000,000美元（相等於約70,200,000港元），分別為中漁國際於二零零四年九月三十日之應佔資產淨值之2.2倍及23倍。

完成

Golden Target收購事項已於緊隨該協議於二零零四年十二月三十一日簽訂後完成。

Golden Target收購事項完成前，中漁國際之董事會由五名成員組成，中港有權委任其中兩名中漁國際董事，而碧華則有權委任其中三名中漁國際董事。Golden Target收購事項完成後，中漁國際之董事人數上限將為五名，中港及碧華各自有權委任其中最多兩名中漁國際董事，另Golden Target則有權委任其中一名中漁國際董事。

有形資產淨值

為方便參考，假設Golden Target收購事項已於二零零四年三月三十一日完成，則Golden Target收購事項對恩利控股集團（而非太平洋恩利集團）綜合有形資產淨值（根據恩利控股集團於二零零四年三月三十一日之經審核綜合資產負債表計算）之影響如下：－

	截至二零零四年三月三十一日	調整	備考（於Golden Target收購事項後）
有形資產淨值（*千港元*）	812,997	(69,761) [(2)]	743,236
恩利控股股份數目（*千股*）	541,123		541,123
每股恩利控股股份之有形資產淨值（*港仙*）	1.50		1.37

註(2)：此調整金額為收購中漁國際之商譽。

負債比率

為方便參考，假設Golden Target收購事項已於二零零四年三月三十一日完成，則Golden Target收購事項對恩利控股集團（而非太平洋恩利集團）負債比率（根據恩利控股集團於二零零四年三月三十一日之經審核綜合資產負債表計算）之影響如下：－

	截至二零零四年三月三十一日	調整	備考（於Golden Target收購事項後）
總借貸（*千港元*）	856,992		856,992
淨借貸（*千港元*）	669,632	70,200 [(3)]	739,832
股東資金（*千港元*）	812,997		812,997
總負債比率（*倍*）	1.05		1.05
淨負債比率（*倍*）	0.82		0.91

註(3)：此調整為支付Golden Target收購事項之有關收購價金額。

恩利控股乃在新加坡交易所上市之公司。上文所載有關Golden Target收購事項對恩利控股之財務影響分析乃由恩利控股根據新加坡交易所上市守則之若干規管要求所披露。因此，有關財務資料並非本公司自願披露，並根據另一套僅為恩利控股股東而設之規則編寫。

進行Golden Target收購事項之原因

中港較早前於二零零四年七月十二日，以代價總額12,940,152美元（相等於約100,933,186港元）向碧華收購中漁國際49.9%權益，其中70%為數9,058,106.40美元（相等於約70,653,230港元）之權益由恩利控股出資。

繼Golden Target收購事項完成後，本公司以代價9,000,000美元（相等於約70,200,000港元）間接收購中漁國際已發行股本額外2%之權益，中漁國際因而成為本公司之間接附屬公司，本公司及恩利控股分別擁有中漁國際已發行股本約22.03%及36.93%實益權益。

截至二零零四年九月三十日止九個月內，中漁國際錄得未經審核除稅後溢利約16,500,000美元（相等於約128,700,000港元）。Golden Target收購事項完成前，於中漁國際之權益乃入賬列作本公司之聯營公司，而Golden Target收購事項完成後，於中漁國際之權益則入賬列作本公司之附屬公司。


59.65%
恩利控股
其他獨立股東*
70%
30%
中港
碧華
49.9%
50.1%
中漁國際

Golden Target收購事項完成後，中漁國際之持股架構載列如下：


本公司
59.65%
恩利控股
其他獨立股東*
100%
70%
30%
Golden Target
中港
碧華
2%
49.9%
48.1%
中漁國際

* *中港其他獨立股東及其最終實益擁有人均為本公司及其關連人士（定義見上市規則）之獨立第三方。*

有關中漁國際之財務資料

下表載列中漁國際之個別財務數據，有關數據乃摘錄自中漁國際截至二零零二年十二月三十一日及二零零三年十二月三十一日止財政年度之經審核賬目，以及截至二零零四年九月三十日止九個月之未經審核管理賬目。上述經審核賬目乃根據國際財務報告準則編製。

	截至二零零二年十二月三十一日止年度 經審核		截至二零零三年十二月三十一日止年度 經審核		截至二零零四年九月三十日止九個月 未經審核	
	（千美元）	*相等於（千港元）*	*（千美元）*	*相等於（千港元）*	*（千美元）*	*相等於（千港元）*
營業額	39.366	307,055	55,062	429,484	73,190	570,882
未計利息、折舊、攤銷及稅項前之盈利	1,889	14,734	4,322	33,712	20,698	161,444
除稅前溢利	1,889	14,734	4,322	33,712	16,498	128,684
除稅後溢利	1,889	14,734	4,322	33,712	16,498	128,684
總資產	6,264	48,859	9,396	73,289	73.873	576,209
非流動資產	1,650	12,870	1,900	14,820	53,268	415,490
流動資產	4,614	35,989	7,496	58,469	20,605	160,719
總負債	4,375	34,125	6,585	51,363	54,564	425,599
非流動負債	–	–	–	–	–	–
流動負債	4,375	34,125	6,585	51.363	54,564	425,599
資產淨值	1.889	14,734	2,811	21,926	19,309	150,610

GOLDEN TARGET收購事項對恩利控股集團之財務影響

每股盈利

為方便參考，假設Golden Target收購事項已於二零零三年四月一日完成，則Golden Target收購事項對恩利控股集團（而非太平洋恩利集團）每股盈利（根據恩利控股集團截至二零零四年三月三十一日止財政年度之經審核綜合損益表計算）之影響如下：—

	截至二零零四年三月三十一日止財政年度	調整	備考（於GoldenTarget收購事項後）
恩利控股股東應佔溢利 *（千港元）*	90,346	(2,814) [1]	87,532
恩利控股股份數目 *（千股）*	541,123		541,123
恩利控股每股盈利 *（港仙）*	16.70		16.18

*註(1)：此調整金額為截至二零零三年十二月三十一日止年度所佔中漁國際經審核業績之2%及商譽攤銷。

項完成後，於中漁國際之權益則入賬列作本公司之附屬公司。

鑑於中港收購事項完成後，中漁國際對本公司業績具有可觀之潛在溢利貢獻，Golden Target收購事項有助本公司透過其於中漁國際之控股權益，決定中漁國際日後之方向，並使之與太平洋恩利集團之整體策略互相配合，按照目前計劃，中漁國際之業務及運作將與太平洋恩利集團之業務及運作結合，此外，太平洋恩利集團可利用中漁國際之專業知識及經驗，擴展中漁國際之業務及運作。

有見及此，董事會相信該協議之條款屬公平合理，亦符合股東之整體利益。

一般資料

太平洋恩利集團之主要業務為全球採購，岸上再加工與國際分銷冷凍海鮮食品，提供船務代理服務及種植，加工與供應蔬菜。

恩利控股集團主要從事全球採購，運輸及供應冷凍海鮮產品及種植，加工及供應蔬菜。Golden Target及中港均主要從事投資控股業務。

根據上市規則第14章，該協議項下進行之交易構成本公司之須予披露交易。本公司將於實際可行情況下盡快向股東寄發一份有關該協議之通函。

釋義

於本公布內，下列詞彙具備以下涵義：

「該協議」	指	Golden Target（作為買方）與碧華（作為賣方）就買賣銷售股份於二零零四年十二月三十一日訂立之買賣協議
「董事會」	指	董事會
「董事」	指	本公司董事
「中漁國際」	指	中漁國際有限公司，於一九九七年二月八日在薩摩亞註冊成立之公司
「本公司」	指	太平洋恩利國際控股有限公司
「關連人士」	指	上市規則項下之定義
「Golden Target」	指	Golden Target Pacific Limited，於英屬處女群島註冊成立之公司，為恩利控股之全資附屬公司
「Golden Target收購事項」	指	Golden Target根據該協議收購銷售股份
「碧華」	指	碧華投資有限公司，於薩摩亞註冊成立之公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「恩利控股」	指	太平洋恩利（控股）有限公司，於百慕達註冊成立之有限公司，其股份及認股權證均在新加坡交易所上市，為本公司擁有其已發行股本約59.65%權益之附屬公司
「恩利控股集團」	指	恩利控股及其附屬公司
「恩利控股股份」	指	恩利控股股本中每股面值0.2坡元之股份
「太平洋恩利集團」	指	本公司及其附屬公司
「銷售股份」	指	中漁國際股本中每股面值1美元之股份20股，佔中漁國際已發行股本2%
「新加坡交易所」	指	新加坡證券交易所有限公司
「股東」	指	本公司股東
「中港」	指	中港漁業有限公司，於英屬處女群島註冊成立之公司，為恩利控股擁有70%權益之附屬公司
「中港收購事項」	指	中港收購中漁國際股本中每股面值1美元之股份499股，佔中漁國際已發行股本49.9%，有關詳情已在本公司於二零零四年三月二十九日及二零零四年七月十二日發表之公布內披露
「港元」	指	港元，香港法定貨幣
「坡元」	指	新加坡元，新加坡法定貨幣
「美元」	指	美元，美國法定貨幣

承董事會命
太平洋恩利國際控股有限公司
董事總經理
黃裕翔

香港，二零零四年十二月三十一日

於本公布內，除另有註明外，美元金額乃按1.00美元兌7.80港元之匯率換算成港元，僅供參考。

於本公布發表日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培四女士及鄭乃銘先生；本公司獨立非執行董事郭琳廣先生、劉嘉彥先生及葉文俊先生。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

截至二零零四年九月三十日止六個月
中期業績

財務摘要

	二零零四年	二零零三年	變動
營業額（*百萬港元*）	1,970	1,695	+16.2%
經營溢利（*百萬港元*）	113	101	+11.2%
股東應佔溢利（*百萬港元*）	61	49	+24.1%

未經審核之中期業績

太平洋恩利國際控股有限公司（「本公司」）董事會（「董事」）欣然公佈本公司及各附屬公司（「本集團」）截至二零零四年九月三十日止六個月之未經審核綜合中期業績，連同二零零三年同期之未經審核比較數字如下：

簡明綜合收入報表

截至二零零四年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零四年 千港元 （未經審核）	二零零三年 千港元 （未經審核）
營業額	3	1,970,153	1,695,213
銷售成本		(1,741,640)	(1,497,710)
毛利		228,513	197,503
其他經營收入		4,754	9,378
銷售及分銷支出		(48,331)	(42,348)
行政支出		(72,414)	(63,310)
經營溢利	4	112,522	101,223
財務支出		(36,431)	(35,359)
		76,091	65,864
所佔聯營公司業績		11,603	94
除稅前溢利		87,694	65,958
稅項	5	(2,750)	(2,865)
未計少數股東權益前溢利		84,944	63,093
少數股東權益		(24,324)	(14,235)
期內淨溢利		60,620	48,858
股息	6	–	–
每股盈利	7		
基本		6.1港仙	6.8港仙
攤薄		6.0港仙	6.5港仙

附註：

1. **編製基準**
   本未經審核簡明綜合財務報表乃根據香港會計師公會所頒佈之會計實務準則（「會計實務準則」）第25號「中期財務申報」而編製，並已遵照香港聯合交易所有限公司證券上市規則附錄16之適用披露規定。

2. **主要會計政策**
   本未經審核簡明綜合財務報表乃按照歷史成本慣例編製，並已就重估土地及樓宇、投資物業及證券投資作出修訂。

   編製中期財務報告所採納之會計原則概與本集團截至二零零四年三月三十一日止年度之年度財務報表所採納者一致，惟下述者除外。

   於本期間，本集團採納會計實務準則第36號「農業」。採納會計實務準則第36號之主要影響與其附屬公司進行之農業業務相關。會計實務準則第36號規定，於各結算日按公平值減估計銷售點成本之生物資產及農產品計算方法。公平值變動減估計銷售點成本所產生盈虧計入有關盈虧產生期間之溢利或虧損內。採納會計實務準則第36號並無對目前或過往會計期間之業績造成任何重大影響。

3. **營業額及分類資料**
   以下為截至二零零四年九月三十日止六個月本集團按主要業務及地區市場劃分之營業額及分類業績之分析：

   按業務分類
   就管理而言，本集團現分為四項業務－冷凍魚類、魚柳及魚切塊、船務服務及蔬菜。本集團按該等業務申報其主要分類資料。

   截至二零零四年九月三十日止六個月

冷凍 魚類 千港元 （未經審核）	魚柳及 魚切塊 千港元 （未經審核）	船務 服務 千港元 （未經審核）	蔬菜 千港元 （未經審核）	總計 千港元 （未經審核）

6. **股息**
   董事不擬宣派截至二零零四年九月三十日止六個月之中期股息（二零零三年：零港元）。

   於二零零四年十月五日，本公司向股東派付截至二零零四年三月三十一日止年度之末期股息每股4.9港仙（二零零三年：4.5港仙）。

7. **每股盈利**
   每股基本及攤薄盈利乃按下列各項計算：

	截至九月三十日止六個月 二零零四年 千港元 （未經審核）	二零零三年 千港元 （未經審核）
計算每股基本及攤薄盈利之盈利	60,620	48,858
計算每股基本盈利之普通股加權平均數	999,116,420	713,888,351
對攤薄普通股之潛在影響：		
購股權	2,962,824	3,207,942
認股權證	–	34,016,987
計算每股攤薄盈利之普通股加權平均數	1,002,079,244	751,113,280

業績

於二零零五財政年度上半年，太平洋恩利取得令人鼓舞的業績，營業額增加16.2%至1,970,200,000港元，且淨溢利增加24.1%至60,600,000港元。回顧期內之每股盈利為6.1港仙。

儘管世界各地消費市場出現復甦跡象，惟現時經營環境仍然不穩。於過去六個月，本集團面對原材料價格持續高企及油價上漲導致運費增加等重重挑戰。然而，本集團憑着具規模經濟效益及已改進營運效率之加工設施，成功克服上述挑戰，毛利率維持於去年相若水平。

於二零零四年七月十二日，本集團之新加坡上市附屬公司太平洋恩利（控股）有限公司完成收購中國漁業國際有限公司（「中漁國際」）實益權益34.93%，總代價約70,700,000港元。中漁國際主要從事捕魚及為魚船提供捕魚管理服務業務。該項策略收購有助本集團擴展業務範疇至捕魚業務，進一步綜合現有業務運作及提高邊際利潤，向企業目標邁進。

投資於中漁國際為本集團帶來即時回報，足證此舉乃屬正確決定。於截至十二月三十一日止會計年度，中漁國際截至二零零四年九月三十日止九個月錄得未經審核溢利約128,700,000港元。

由於本集團僅可確認中漁國際自二零零四年七月十三日起的貢獻，於回顧期內，中漁國際對集團的淨溢利貢獻約為4,680,000港元。

股息

貫徹本集團所訂定每年向股東派發一次三分之一淨溢利作為末期股息之派息政策，董事不擬宣派截至二零零四年九月三十日止六個月之中期股息。

業務回顧及展望

冷凍魚類

於回顧期內，以中國為主要市場的冷凍魚類銷售額增加10.7%至964,700,000港元，佔本集團總銷售額49.0%。相對而言，中國銷售額由二零零四財政年度上半年度的807,800,000港元增加14.9%至二零零五財政年度上半年度的928,100,000港元。

冷凍魚類銷售額增長主要由於中國城市及鄉村的魚類產品消費持續增長所致。由於中國消費者的收入及購買力不斷提升，本集團對抓緊中國冷凍魚類產品的市場潛力抱持樂觀態度。

魚柳及魚切塊

魚柳及魚切塊銷售額由二零零四財政年度上半年度的800,400,000港元增加22.5%至二零零五財政年度上半年度的980,300,000港元，佔總銷售額50%。銷售額增長受世界各地的魚柳及魚切塊加工廠紛紛遷往中國以及歐盟國家對輕便食品的需求日增所帶動。

本集團的西歐銷售額由二零零四財政年度上半年度的367,300,000港元急升41.2%至二零零五財政年度上半年度的518,400,000港元，反映了上述趨勢。

財務回顧

本集團採取集中化資金運作。此政策使本集團更能控制資金運作，而且降低資金的平均成本。本集團的主要借貸有美元和港元。借款以LIBOR（倫敦銀行同業拆息利率）或香港最優惠貸款利率計息。由於本集團的收入主要是美元，而主要付款是美元或港元，所以貨幣風險相當低。

到二零零四年九月三十日為止，貸款總額為1,129,700,000港元，去年則為1,493,000,000港元。手持現金為132,600,000港元。本集團繼續採取維持審慎負債比率的政策，淨資

	（未經審核）	（未經審核）	（未經審核）	（未經審核）	（未經審核）
營業額					
對外銷售（*附註*）	964,695	980,312	11,443	13,703	1,970,153
業績					
分類業績	84,143	97,130	1,360	983	183,616
未分配集團支出					(71,094)
經營溢利					112,522
財務支出					(36,431)
所佔聯營公司業績					
－已分配	12,677	109	－	－	12,786
－未分配	－	－	－	－	(1,183)
除稅前溢利					87,694
稅項					(2,750)
未計少數股東權益前溢利					84,944

截至二零零三年九月三十日止六個月

	冷凍魚類 千港元 （未經審核）	魚柳及魚切塊 千港元 （未經審核）	船務服務 千港元 （未經審核）	蔬菜 千港元 （未經審核）	總計 千港元 （未經審核）
營業額					
對外銷售（*附註*）	871,241	800,402	6,970	16,600	1,695,213
業績					
分類業績	69,395	84,243	(93)	1,610	155,155
未分配集團支出					(53,932)
經營溢利					101,223
財務支出					(35,359)
所佔聯營公司業績	－	94	－	－	94
除稅前溢利					65,958
稅項					(2,865)
未計少數股東權益前溢利					63,093

附註：截至二零零四年九月三十日止及二零零三年九月三十日止六個月，各業務分類之間並無任何銷售。

按區域分類

本集團業務分佈於中華人民共和國（「中國」）、北美洲、西歐及日本各地。

下表載列本集團按市場區域分類的銷售分析（不論貨物／服務來源地）：

	截至九月三十日止六個月 二零零四年 千港元 （未經審核）	二零零三年 千港元 （未經審核）
中國	928,118	807,813
北美洲	434,236	419,325
西歐	518,432	367,294
日本	50,403	76,529
其他地區	38,964	24,252
	1,970,153	1,695,213

4. **經營溢利**

經營溢利已扣除（計入）下列各項：

	截至九月三十日止六個月 二零零四年 千港元 （未經審核）	二零零三年 千港元 （未經審核）
折舊	12,340	11,728
計入行政支出之商譽攤銷	1,221	－
視作出售於一家附屬公司權益之虧損（收益）	1,145	(377)

5. **稅項**

	截至九月三十日止六個月 二零零四年 千港元 （未經審核）	二零零三年 千港元 （未經審核）
稅款包括：		
本期稅項		
香港	2,750	2,694
其他司法管轄權區	－	110
	2,750	2,804
遞延稅項		
香港稅率變動應佔	－	61
	2,750	2,865

香港利得稅按照期內估計應課稅溢利17.5%（截至二零零三年九月三十日止六個月：17.5%）計算。

在其他司法管轄權區產生之稅項乃按有關司法管轄權區當時之稅率計算。

由於本集團大部分溢利並非產生自或源自香港，故毋須繳納香港利得稅。

財務回顧

本集團採取集中化資金運作。此政策使本集團更能控制資金運作，而且降低資金的平均成本。本集團的主要借貸有美元和港元。借款以LIBOR(倫敦銀行同業拆息利率)或香港最優惠貸款利率計息。由於本集團的收入主要是美元，而主要付款是美元或港元，所以貨幣風險相當低。

到二零零四年九月三十日為止，貸款總額為1,129,700,000港元，去年則為1,493,000,000港元。手持現金為132,600,000港元。本集團繼續採取維持審慎負債比率的政策，淨資產負債比率為52%。

展望

中國將繼續成為我們的銷售重點。由於對冷凍魚類和海產的需求可望持續增長，本集團將會繼續擴大該市場的業務，並朝著增加利潤和加強市場推廣的目標前進。

本集團亦將透過中漁國際擴展其捕魚業務，以取得更多海產供應。

為整合及加強本集團加工能力，本集團現於青島海洋科技開發區之樞紐紅島興建一座新加工廠房。新廠房的動土儀式已於二零零四年十一月一日舉行。新廠房落成後，本集團將可擴展其產品組合，以包括大部分高邊際利潤產品，並發展現有及新市場。此外，本集團將引入冷凍海產加工的先進技術，從而長遠大幅提升生產率及盈利能力。

冷凍海產業務成功關鍵在於本集團能否繼續滿足消費者市場不斷轉變之喜好。由於要迎合消費者之健康生活方式，優質產品需求日增，故本集團銳意開發更多元化的高級產品。

為應付其他食品範疇愈趨激烈的競爭，繼續發展及推廣新產品對本集團至為重要。本集團精緻食品部預期可持續取得盈利，並提升提供新產品之能力，從而進一步擴大太平洋恩利於世界各地市場之業務範圍。

管理層相信，太平洋恩利之長遠成功取決於其能否於捕魚以至製成品方面提升規模經濟效益及業務營運效率。總括而言，本集團業務已準備就緒，於本年度下半年創造佳績。

發行紅利認股權證

為答謝股東，董事宣佈如下文所述向股東發行新紅利認股權證（「紅利認股權證」）。紅利認股權證將根據本公司股東於二零零四年九月九日舉行之本公司股東週年大會，授予董事發行及配發相等於本公司於二零零四年九月九日之已發行股本最多合共20%之新股份的一般授權之權力予以發行。董事建議按股東每持有五股股份可獲發一份紅利認股權證之基準，向於二零零五年一月十四日星期五營業時間結束時名列本公司股東名冊（「股東名冊」）之股東發行紅利認股權證（「紅利認股權證發行」）。紅利認股權證將以記名形式發行，可於二零零五年二月一日至二零零六年七月三十一日期間（包括首尾兩日）任何時間行使。每份紅利認股權證授權有關持有人按初步認購價1.40港元認購一股新股份，認購價可根據紅利認股權證條款予以調整。

紅利認股權證碎股配額將不予發行，惟將會彙集出售，收益撥歸本公司所有。

紅利認股權證發行須待以下條件達成後，方可作實：(i)香港聯合交易所有限公司（「聯交所」）上市委員會批准紅利認股權證及紅利認股權證所附認購權獲行使時須予發行之股份上市及買賣；及(ii)（如需要）百慕達金融管理局批准根據紅利認股權證發行發行紅利認股權證及紅利認股權證所附認購權獲行使時須予發行之股份。董事相信，紅利認股權證發行將為股東提供機會，進一步參與本集團日後發展。

本公司將於可行情況下盡快向股東寄發載有紅利認股權證發行詳情之通函。

暫停辦理股東登記

本公司將於二零零五年一月十日星期一至二零零五年一月十四日星期五（包括首尾兩日）暫停辦理股東登記手續，期間將不會登記任何股份過戶。為確定紅利認股權證配額，所有過戶文件連同有關股票須於二零零五年一月七日星期五下午四時正前送抵本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

買賣或贖回

截至二零零四年九月三十日止六個月，本公司或其任何附屬公司於期內概無買賣或贖回本公司任何上市證券。

審核委員會

審核委員會與管理層已審閱本集團所採納之會計原則及慣例，並討論了有關核數、內部監控及財務事宜，包括審閱截至二零零四年九月三十日止六個月之未經審核中期財務報表。

中期財務報表已由本公司之核數師按照核數準則第700號「審閱中期財務報表之委聘」之規定進行審閱。

審核委員會之成員為劉嘉彥先生（主席）、郭琳廣先生及葉文俊先生，三位均為本公司之獨立非執行董事。

最佳應用守則

據本公司董事所知，現時並無任何資料可合理顯示本公司並無遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則（「最佳應用守則」）之規定，惟非執行董事並無指定任期除外。根據本公司細則，本公司董事（包括非執行董事）平均每三年輪值告退，而彼等之任期將於重選時再作審定。本公司認為此舉與最佳應用守則訂下之宗旨相同。

於聯交所刊登中期業績

本公司將於適當時候，在聯交所網站刊登本集團截至二零零四年九月三十日止六個月之中期業績公佈詳情，當中載有聯交所上市規則附錄16第46(1)段至46(6)段所規定之一切資料。

於本公佈日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

承董事會命
董事總經理
黃裕翔

香港，二零零四年十二月十六日



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

(股份代號：1174)

太平洋恩利(控股)有限公司
截至二零零四年九月三十日止第二季及上半年度
業績公布

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事會」)欣然公布本公司擁有57%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」)(其股份及認股權證於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零四年九月三十日止第二季及上半年度之未經審核綜合業績。

本公布乃轉載恩利控股根據新加坡證券交易所有限公司上市手冊於二零零四年十一月十二日所作之公布。以下恩利控股及恩利控股集團截至二零零四年九月三十日止第二季及上半年度未經審核綜合業績乃根據香港聯合交易所有限公司證券上市規則第13.09條項下之披露責任所作出。

恩利控股及恩利控股集團之財務報表及綜合財務報表乃根據新加坡財務報告準則之規定編製，並於二零零四年十一月十二日於新加坡證券交易所有限公司網站 www.sgx.com公布。

1. 恩利控股集團之收益表，連同上一個財政年度同期之比較報表

1(a) 以下為恩利控股最新經審核年度財務報表呈報形式：

恩利控股集團

	截至二零零四年九月三十日止第二季 千港元	截至二零零三年九月三十日止第二季 千港元	增加 %	截至二零零四年九月三十日止上半年 千港元	截至二零零三年九月三十日止上半年 千港元	增加 %
營業額	502,343	471,678	6.5	977,478	926,110	5.5
銷售成本	(450,803)	(424,421)	6.2	(884,149)	(838,554)	5.4
毛利	51,540	47,257	9.1	93,329	87,556	6.6
其他經營收入	547	264	107.2	1,177	820	43.5
銷售及分銷支出	(6,021)	(6,006)	0.2	(10,295)	(10,138)	1.5
行政支出	(10,889)	(9,138)	19.2	(22,399)	(20,326)	10.2
經營溢利	35,177	32,377	8.6	61,812	57,912	6.7
財務支出	(9,447)	(8,277)	14.1	(20,336)	(19,361)	5.0
	25,730	24,100	6.8	41,476	38,551	7.6
所佔聯營公司業績	12,612	–	不適用	12,677	–	不適用
除稅前溢利	38,342	24,100	59.1	54,153	38,551	40.5
稅項	(780)	(655)	19.1	(1,100)	(955)	15.2
除稅後溢利	37,562	23,445	60.2	53,053	37,596	41.1
少數股東權益	(3,541)	–	不適用	(3,541)	–	不適用
本期間淨溢利	34,021	23,445	45.1	49,512	37,596	31.7

恩利控股集團

	截至二零零四年九月三十日止第二季 千港元	截至二零零三年九月三十日止第二季 千港元	增加／(減少) %	截至二零零四年九月三十日止上半年 千港元	截至二零零三年九月三十日止上半年 千港元	增加／(減少) %
包括利息收入之其他經營收入	547	264	107.2	1,177	820	43.5
借貸利息	(9,447)	(8,277)	14.1	(20,336)	(19,361)	5.0
商譽攤銷	(640)	–	不適用	(640)	–	不適用
折舊開支	(1,655)	(2,099)	(21.2)	(2,993)	(3,798)	(21.2)
外匯兌換收益	199	172	15.7	57	247	(76.9)
出售物業、機器及設備虧損	(211)	(11)	1818.20	(211)	(11)	1818.20

附註：

a. 應佔聯營公司業績代表應佔中國漁業國際有限公司自二零零四年七月十二日被收購以來之溢利。

b. 恩利控股集團大部分溢利並非產生或源於香港，故毋須繳付香港利得稅。恩利控股於新加坡並無應課稅收入。

c. 少數股東權益代表少數股東應佔中港漁業有限公司之溢利。

1(b) (i) 恩利控股及恩利控股集團之資產負債表，連同於上一個財政年度結算日之比較報表。

	恩利控股集團 二零零四年九月三十日 千港元	恩利控股集團 二零零四年三月三十一日 千港元	恩利控股 二零零四年九月三十日 千港元	恩利控股 二零零四年三月三十一日 千港元
非流動資產				
物業、機器及設備	50,507	49,819	–	–
投資物業	19,800	19,800	–	–
商譽	37,777	–	–	–
於附屬公司之權益	–	–	767,294	791,993
於聯營公司之權益	163,012	77	–	–
其他資產	2,728	2,728	–	–
	273,824	72,424	767,294	791,993
流動資產				
存貨	387,796	325,565	–	–
貿易應收款項	423,585	687,477	–	–
已投保之貿易應收款項	91,036	136,487	–	–
其他應收款項及預付款項	166,094	265,938	–	–
墊款予供應商	12,584	–	–	–
應收聯營公司款項	13,157	–	–	–
應收票據	60,620	127,526	–	–
銀行結存及現金	62,062	187,360	152	46
	1,216,934	1,730,353	152	46

1(d) (i) 恩利控股及恩利控股集團之報表，呈列(i)所有資產變動或(ii)除因資本化發行及向股東派股以外之資產變動，連同上一個財政年度同期之比較報表。

	股本 千港元	股份溢價 千港元	重估儲備 千港元	匯兌儲備 千港元	商譽 千港元	保存溢利 千港元	總計 千港元
恩利控股集團							
於二零零三年四月一日之結餘	417,956	–	33	(18)	(24,883)	312,177	705,265
淨溢利	–	–	–	–	–	14,151	14,151
於二零零三年六月三十日之結餘	417,956	–	33	(18)	(24,883)	326,328	719,416
按溢價發行股份	45,068	24,526	–	–	–	–	69,594
二零零三年財政年度末期股息	–	–	–	–	–	(23,731)	(23,731)
淨溢利	–	–	–	–	–	23,445	23,445
於二零零三年九月三十日之結餘	463,024	24,526	33	(18)	(24,883)	326,042	788,724
於二零零四年四月一日之結餘	463,024	24,272	33	(18)	(24,883)	378,792	841,220
行使認股權證	536	–	–	–	–	–	536
淨溢利	–	–	–	–	–	15,491	15,491
於二零零四年六月三十日之結餘	463,560	24,272	33	(18)	(24,883)	394,283	857,247
行使認股權證	1,930	–	–	–	–	–	1,930
二零零四年財政年度末期股息	–	–	–	–	–	(28,222)	(28,222)
淨溢利	–	–	–	–	–	34,021	34,021
於二零零四年九月三十日之結餘	465,490	24,272	33	(18)	(24,883)	400,082	864,976
恩利控股							
於二零零三年四月一日之結餘	417,956	–	–	–	–	283,320	701,276
淨溢利	–	–	–	–	–	64	64
於二零零三年六月三十日之結餘	417,956	–	–	–	–	283,384	701,340
按溢價發行股份	45,068	24,526	–	–	–	–	69,594
二零零三年財政年度末期股息	–	–	–	–	–	(23,731)	(23,731)
淨溢利	–	–	–	–	–	50,016	50,016
於二零零三年九月三十日之結餘	463,024	24,526	–	–	–	309,669	797,219
於二零零四年四月一日之結餘	463,024	24,272	–	–	–	304,743	792,039
行使認股權證	536	–	–	–	–	–	536
淨虧損	–	–	–	–	–	(374)	(374)
於二零零四年六月三十日之結餘	463,560	24,272	–	–	–	304,369	792,201
行使認股權證	1,930	–	–	–	–	–	1,930
二零零四年財政年度末期股息	–	–	–	–	–	(28,222)	(28,222)
淨溢利	–	–	–	–	–	1,537	1,537
於二零零四年九月三十日之結餘	465,490	24,272	–	–	–	277,684	767,446

1(d) (ii) 自上一個記錄期間結束以來之供股、發行紅利股份、股份購回、行使購股權或認股權證、兌換其他發行之準資產證券、發行股份作為現金，或作為收購之代價或為任何其他目的而產生之恩利控股股本之變動詳情。亦呈列於本財政期間及於上一個財政年度同期結算日因兌換所有尚未行使可兌換項目而可能發行之股份數目。

於二零零五年財政年度第二季，因行使認股權證而發行2,193,252股每股面值0.20新加坡元之普通股(二零零四年財政年度第二季：配售50,000,000股股份，行使800,000股股份之購股權及29,125股股份之認股權證)。

於二零零四年九月三十日，根據太平洋恩利(控股)二零零一年購股權計劃，尚未行使之認股權證有119,740,373份(二零零三年九月三十日：122,542,500份)，行使價為每份0.20新加坡元。另外，尚未行使的購股權有800,000份(二零零三年九月三十日：800,000份)。

恩利控股並未於截至二零零四年九月三十日止第二季內購買其任何股份。

2. 數據是否已經審核或審閱，並根據哪一項準則(例如新加坡核數準則910號(審閱財務報表之約定)或其他對等準則)

此等數據並未經恩利控股之核數師審核或審閱。

3. 倘數據已經審核或審閱，則核數師報告(包括任何保留或重點)

不適用。

4. 是否採納與發行人最近期經審核年度財務報表相同之會計政策及計算方法。

恩利控股及恩利控股集團已採納與截至二零零四年三月三十一日止年度經審核財務報表相同之會計政策及計算方法。

5. 倘會計政策及計算方法有任何變動(包括會計準則所需之任何規定)，變動之內容，其原因及影響

不適用。

6. 恩利控股集團於本期間錄得及於上一個財政年度同期之每股普通股盈利，經扣除就優先股息之任何撥備

	截至二零零四年九月三十日止第二季	截至二零零三年九月三十日止第二季	截至二零零四年九月三十日止上半年	截至二零零三年九月三十日止上半年
每股普通股盈利				

應收票據	60,620	127,520		
銀行結存及現金	62,062	187,360	152	46
	1,216,934	1,730,353	152	46
流動負債				
貿易應付款項	16,618	35,235	–	–
其他應付款項	5,205	21,181	–	–
稅務負債	969	359	–	–
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	724	1,200	–	–
已投保貿易應收款項之貼現銀行融資	11,475	46,423	–	–
計息銀行借貸－即期部分	582,211	851,790	–	–
	617,202	956,188	–	–
流動資產淨值	599,732	774,165	152	46
非流動負債				
計息銀行借貸	4,872	5,202	–	–
遞延稅項	144	144	–	–
	5,016	5,346	–	–
少數股東權益	3,564	23	–	–
資產淨值	864,976	841,220	767,446	792,039
資本及儲備				
股本	465,490	463,024	465,490	463,024
儲備	399,486	378,196	301,956	329,015
	864,976	841,220	767,446	792,039

附註：

(a) 由於購入中國漁業國際有限公司34.9%實益權益，故此於聯營公司之權益大幅上升。

(b) 由於恩利控股集團於二零零四年一月至三月出現非經常性之旺季，貿易應收款項及應收票據下降40%至575,000,000港元，而恩利控股集團之短期借貸亦相應由二零零四年三月三十一日之852,000,000港元下降至582,000,000港元。

1(b) (ii) **恩利控股集團之借貸及債務證券總額**

須於一年內或少於一年內償還，或按要求償還之款額

	於二零零四年九月三十日		於二零零四年三月三十一日	
	有抵押	無抵押	有抵押	無抵押
	千港元	*千港元*	*千港元*	*千港元*
	665	581,546	665	851,125

須於一年後償還之款額

	於二零零四年九月三十日		於二零零四年三月三十一日	
	有抵押	無抵押	有抵押	無抵押
	千港元	*千港元*	*千港元*	*千港元*
	4,872	–	5,202	–

任何抵押品之詳情

恩利控股集團將賬面淨值總額約為19,700,000港元（二零零四年三月三十一日：20,000,000港元）之土地及樓宇，作為銀行授予恩利控股集團之按揭貸款之抵押。

1(c) **恩利控股集團之現金流量表，連同於上一個財政年度同期之比較報表。**

	截至二零零四年九月三十日止第二季	截至二零零三年九月三十日止第二季	截至二零零四年九月三十日止上半年	截至二零零三年九月三十日止上半年
	千港元	*千港元*	*千港元*	*千港元*
經營業務				
除所得稅前及未計應佔聯營公司業績前溢利	35,177	32,377	61,812	57,912
經下列各項調整：				
利息收入	(7)	(197)	(438)	(397)
折舊費用	1,655	2,099	2,993	3,798
商譽攤銷	640	–	640	–
出售物業、機器及設備虧損	211	11	211	11
未計營運資金變動之營運現金流量	37,676	34,290	65,218	61,324
存貨	7,295	93,115	(62,231)	44,469
貿易應收款項、其他應收款項及預付款項	(52,874)	(141,169)	378,907	36,538
墊款予供應商	(6,397)	(13,971)	(12,584)	(12,665)
應收聯營公司款項	(13,157)	–	(13,157)	–
應收票據	(40,433)	(3,126)	66,906	(34,088)
已投保貿易應收款項之貼現銀行融資	(37,437)	17,880	(34,948)	740
貿易及其他應付款項	(4,634)	17,156	(34,593)	(208,883)
(用作)來自經營用途之現金	(109,961)	4,175	353,518	(112,565)
已付利息	(9,447)	(8,277)	(20,336)	(19,361)
已付所得稅	–	–	(490)	(207)
(用作)來自經營用途之現金淨額	(119,408)	(4,102)	332,692	(132,133)
投資業務				
已收利息	7	197	438	397
出售物業、機器及設備之收益	–	5	–	5
購買物業、機器及設備	(819)	(3,929)	(3,892)	(3,932)
用作投資業務之現金淨額	(812)	(3,727)	(3,454)	(3,530)
融資業務				
已付股息	(28,222)	(23,731)	(28,222)	(23,731)
發行普通股	1,930	69,594	2,466	69,594
收購一間聯營公司權益	(100,933)	–	(100,933)	–
來自少數股東權益之貢獻	30,280	–	30,280	–
墊付自(償還予)太平洋恩利國際控股有限公司及其附屬公司之現金淨額	366	73	(476)	(2,352)
墊付予聯營公司現金淨額	(87,742)	–	(87,742)	–
籌集(償還)之銀行借貸淨額	170,766	57,775	(271,347)	122,773
(用於)來自融資業務之現金淨額	(13,555)	103,711	(455,974)	166,284
現金及現金等值項目(減少)增加淨額	(133,775)	95,882	(126,736)	30,621
期初之現金及現金等值項目	193,899	93,873	186,860	159,134
期終之現金及現金等值項目	60,124	189,755	60,124	189,755

	截至二零零四年九月三十日止第二季	截至二零零三年九月三十日止第二季	截至二零零四年九月三十日止上半年	截至二零零三年九月三十日止上半年
每股普通股盈利				
(i) 按已發行普通股之加權平均數為基準；及	6.26港仙	4.71港仙	9.13港仙	7.61港仙
(ii) 按全面攤薄為基準	5.70港仙	4.31港仙	8.31港仙	7.12港仙
每股基本及攤薄盈利乃按下列資料為基準計算：				
盈利	34,021,000港元	23,445,000港元	49,512,000港元	37,596,000港元
計算每股基本盈利所用普通股加權平均數	543,053,389	498,027,825	542,143,647	494,182,043
就下列各項對攤薄股份之潛在影響				
－購股權	351,821	545,845	353,073	424,931
－認股權證	53,042,355	44,990,210	53,632,604	33,749,934
計算每股攤薄盈利所用普通股加權平均數	596,447,565	543,563,880	596,129,324	528,356,908

7. **恩利控股及恩利控股集團之每股普通股資產淨值，乃按恩利控股於(a)本記錄期間及(b)上一個財政年度之結算日之已發行股本計算**

	恩利控股集團		恩利控股	
	二零零四年九月三十日	二零零四年三月三十一日	二零零四年九月三十日	二零零四年三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股有形資產淨值	1.52港元	1.55港元	1.41港元	1.46港元

8. **恩利控股集團之業務表現回顧，以必須合理了解恩利控股集團之業務為限。回顧必需探討以下內容：**

(a) **任何影響恩利控股集團於本財務期間之營業額、成本及盈利之重要因素，包括(如適用)季節性或週期因素；及**

(b) **任何影響恩利控股集團於本財務期間之現金流量、營運資金、資產或負債之重要因素。**

二零零五年財政年度第二季(「第二季」)與二零零四年財政年度第二季比較

恩利控股集團二零零五年財政年度第二季營業額由471,700,000港元增加6.5%至502,300,000港元，反映本年度第二季為每年傳統淡季。然而，恩利控股集團於本年度之除稅後淨溢利卻上升45.1%至34,000,000港元。增長主要來自恩利控股集團在二零零四年七月購入中國漁業國際有限公司(「中漁國際」)34.9%股本實益權益後，錄得的8,400,000港元淨額溢利貢獻。

經營開支於本季相對維持平穩。

按產品類別計算，魚類銷售佔恩利控股集團營業額96.6%或485,300,000港元。營業額餘額包括蔬菜銷售之1.7%或8,700,000港元貢獻，以及提供船務服務之1.7%或8,300,000港元貢獻。按地區計算，來自中國之營業額貢獻由405,800,000港元輕微上升至448,400,000港元，佔恩利控股集團總收益89.3%。

二零零五年財政年度上半年與二零零四年財政年度上半年比較

恩利控股集團二零零五年財政年度上半年營業額為977,500,000港元，較上一財政年度同期上升5.5%。除稅後淨溢利則由二零零四年財政年度上半年37,600,000港元上升31.7%至本財政年度之49,500,000港元，原因為中漁國際之8,400,000港元貢獻淨額所致。

恩利控股集團上半年之營業額主要來自魚類銷售。魚類銷售上升5.5%至952,300,000港元，佔恩利控股集團總收益約97.4%。來自蔬菜銷售及船務服務之貢獻分別約為13,700,000港元及11,400,000港元，分別佔恩利控股集團總收益約1.4%及1.2%。

按地區計算，中國之銷售額上升9.1%至897,900,000港元，而東歐之銷售額則上升64.2%至11,400,000港元。該兩地為二零零五年財政年度上半年錄得最強勁市場增長之地區。所有其他市場之銷售額均較去年同期下降。

9. **倘先前已向股東披露預測或前瞻性陳述，預測或前瞻性陳述與真確業績之差別**

恩利控股集團於二零零五年財政年度第二季之表現與其二零零五年財政年度第一季財務業績公布中所刊發之前瞻性陳述一致。

10. **於本公布日期恩利控股集團所從事之行業之競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋**

於未來十二個月，恩利控股集團將繼續更積極擴展於中國之市場份額。油價上漲成為可能影響恩利控股集團表現之一項因素。為舒緩高油價之影響，恩利控股集團會將經營成本增加納入其銷售及市場推廣策略內。配合其近期公布，恩利控股集團將會擴充中漁國際之業務。來自中漁國際之貢獻預期將進一步增強恩利控股集團之盈利能力。

在無不可預料之情況下，董事會預期恩利控股集團於二零零五年財政年度第三季將繼續錄得盈利。

11. **股息**

(a) *本財政期間之記錄*

於記錄財政期間有否宣派任何股息？無

(b) *上一個財政年度同期*

上一個財政年度同期有否宣派任何股息？無

(c) *派付日期*

不適用。

(d) *暫停辦理股份過戶手續日期*

不適用。

12. **倘並無宣派／議派股息，其有關聲明**

於回顧期間並無宣派任何股息。

13. **關聯人士交易**

	回顧財政年度內所有關聯人士交易(不包括少於100,000新加坡元之交易及根據第920條按股東授權進行之交易)之總值		所有根據第920條按股東授權進行之關聯人士交易(不包括少於100,000新加坡元之交易)之總值	
關聯人士名稱	截至二零零四年九月三十日止上半年	截至二零零三年九月三十日止上半年	截至二零零四年九月三十日止上半年	截至二零零三年九月三十日止上半年
	千港元	*千港元*	*千港元*	*千港元*
太平洋恩利國際控股有限公司及其附屬公司				
行政支出	–	–	6,360	5,628
利息支出	8	4	–	–

於本公布日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零四年十一月十二日

The Standard Monday, October 4, 2004



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr. Yeh Man Chun, Kent has been appointed as an independent non-executive director of the Company with effect from 30 September 2004.

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce that Mr. Yeh Man Chun, Kent has been appointed as an independent non-executive director and a member of the audit committee of the Company with effect from 30 September 2004.

Mr. Yeh Man Chun, Kent, aged 50, is presently a partner of Prima (Shanghai) Co. Ltd. ("Prima"), a Shanghai-based firm providing business advisory services to international and domestic institutions in China. Prior to commencing his business advisory practice in February 2004, Mr. Yeh had been the managing director of Tai Ping Carpets International Limited ("Tai Ping"), a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Mr. Yeh joined Tai Ping in 1981, he now remains as one of its non-executive directors. Mr. Yeh received a Bachelor of Science degree in Industrial Engineering from the University of California, Berkeley, U.S.A. in 1976. Subsequently, he received a Master of Business Administration degree from the Wharton School of the University of Pennsylvania in 1980.

Save as disclosed above, Mr. Yeh has not held any directorship in listed public companies in the last three years or any position with the Company or its subsidiaries and is not connected with any director, senior management or substantial or controlling shareholder of the Company. He does not have any beneficial interest or short position in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company has not entered into a service contract with Mr. Yeh. He does not have a specific term of service and is subject to retirement and re-election by shareholders at the next annual general meeting pursuant to the Company's Bye-Laws, at which time he will be eligible for re-election. Thereafter, he will be subject to retirement by rotation and re-election at annual general meetings pursuant to the Company's Bye-Laws. The director's fees payable to Mr. Yeh was determined by reference to market terms and the qualifications and experience of Mr. Yeh.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 30 September 2004

香港經濟日報　　2004年10月4日　星期一



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)
(股份代號：1174)

委任獨立非執行董事

葉文俊先生獲委任為本公司獨立非執行董事，由二零零四年九月三十日起生效。

太平洋恩利國際控股有限公司（「本公司」）董事會（「董事會」）欣然宣布，葉文俊先生獲委任為本公司獨立非執行董事兼審核委員會成員，由二零零四年九月三十日起生效。

葉文俊先生，50歲，現為上海普瑪商務諮詢有限公司（「普瑪」）合夥人。普瑪為一家以上海為基地的公司，主要為中國國內之跨國企業及當地機構提供商業顧問服務。於二零零四年二月從事商業顧問工作前，葉先生曾於一家在香港聯合交易所有限公司主板上市之公司—太平地氈國際有限公司（「太平」）擔任董事總經理。彼於一九八一年加入太平，現時仍為該公司之非執行董事。葉先生於一九七六年獲美國加州柏克萊大學頒發工業工程理學士學位。其後，於一九八零年獲賓夕凡尼亞大學之Wharton School頒發工商管理碩士學位。

除上文所披露者外，葉先生於過去三年並無擔任任何上市公司董事職務或本公司或其附屬公司任何職務，且與本公司任何董事、高級管理層或主要或控股股東概無關連。葉先生並無於本公司股份中擁有香港法例第571章證券及期貨條例第XV部所定義之任何實益權益或短倉。

本公司與葉先生並無訂立任何服務合約。葉先生並無特定任期，惟須根據本公司之公司細則於下屆股東週年大會退任並經股東重選連任。屆時彼將符合資格膺選連任。其後，葉先生將須根據本公司之公司細則於股東週年大會輪席退任及膺選連任。葉先生所收取之董事酬金乃經參考市況及葉先生之資格及經驗後釐定。

於本公布日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，本公司獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零四年九月三十日



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

RESULTS OF THE ANNUAL GENERAL MEETING

At the AGM held on 9th September 2004, all the resolutions proposed, including the ordinary resolution to approve the adoption of a new Share Option Scheme and the special resolution to amend the Bye-laws, were duly passed.

Reference is made to the Company's circular dated 10th August 2004 (the "AGM Circular"). Unless otherwise defined, terms used herein shall have the same meaning as in the AGM Circular.

The Board is pleased to announce that at the Annual General Meeting held on 9th September 2004, all the resolutions set out in the AGM Notice, including the adoption of a new Share Option Scheme (the "Scheme") and the special resolution to approve the amendments to the Bye-laws, were unanimously passed by the shareholders of the Company by show of hands. The details of the amendments to the Bye-laws are set out in the AGM Circular.

The Scheme will come to effect upon the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, 99,942,133 shares (being 10% of the total share capital of the Company as at the date of the Annual General Meeting) which may be allotted and issued to the exercise of Options granted under the Scheme. The Scheme complies with the new Chapter 17 of the Listing Rules currently in force.

As of the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry and Mr. Lew V Robert.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 9th September 2004

2004年9月10日 星期五

香港經濟日報



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

(股份代號：1174)

股東週年大會結果

於二零零四年九月九日舉行之股東週年大會，所有提呈之決議案，包括批准採納新認購權計劃之普通決議案及修訂公司細則之特別決議案已獲正式通過。

茲提述本公司於二零零四年八月十日刊發之通函（「股東週年大會通函」）。除非另有界定，本公布所用之詞彙與股東週年大會通函所採用者具相同涵義。

董事會欣然宣布，於二零零四年九月九日舉行之股東週年大會上，股東週年大會通告所載之所有決議案，包括批准採納新認購權計劃（「計劃」）之普通決議案及修訂公司細則之特別決議案已獲本公司股東以舉手投票方式一致通過。有關修訂公司細則之詳情載於股東週年大會通函。

該計劃將於聯交所上市委員會批准根據計劃授出之認購權獲行使而可能配發及發行之99,942,133股股份（即股東週年大會舉行日期本公司已發行股本總額之10%）上市及買賣時生效。該計劃符合現時生效之上市規則新訂第17章之規定。

於本公布日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為郭琳廣先生及劉嘉彥先生。

承董事會命
公司秘書
鄭乃銘

香港，二零零四年九月九日



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

CHANGE OF REGISTERED OFFICE

The Board of Directors of Pacific Andes International Holdings Limited (the "Company") announces that the registered office of the Company has been changed to Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda with effect from 1st October 2003.

As of the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry and Mr. Lew V Robert.

By order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 10th August 2004

香港經濟日報　2004年8月11日　星期三



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

更改註冊辦事處

太平洋恩利國際控股有限公司（「本公司」）董事會宣布，本公司註冊辦事處已由二零零三年十月一日起改為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

於本公布日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為郭琳廣先生及劉嘉彥先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零四年八月十日



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

ANNOUNCEMENT

As disclosed in an announcement dated 29th March, 2004 issued by the Company, on 26th March, 2004, Zhonggang Fisheries (a 70% subsidiary of PAH which is, in turn, an approximately 58% subsidiary of the Company) entered into a conditional agreement with Jade China to acquire from Jade China 499 ordinary shares of CFIL, representing 49.9% of the issued share capital of CFIL. The Board hereby announces that the Proposed Acquisition was completed on 12th July, 2004.

This announcement is essentially a reproduction of the announcement made by PAH of the even date pursuant to the Listing Manual of SES in relation to completion of the Proposed Acquisition. In compliance with Rule 13.09(2) of the Hong Kong Listing Rules, this announcement was made simultaneously on 12th July, 2004 by the Company in Hong Kong and PAH in Singapore.

INTRODUCTION

Reference is made to an announcement dated 29th March, 2004 (the "**Announcement**") issued by the Company regarding, among other things, an acquisition agreement dated 26th March, 2004 entered into by Zhonggang Fisheries (a 70% subsidiary of PAH which is, in turn, an approximately 58% subsidiary of the Company) and Jade China. Unless otherwise specified, terms used herein shall have the same meanings as defined in the Announcement.

PAH (i.e., Pacific Andes (Holdings) Limited), whose shares and warrants are listed on SES (i.e., the Singapore Exchange Securities Trading Limited), is a subsidiary of the Company which is interested in approximately 58% of the issued share capital of PAH. This announcement is essentially a reproduction of an announcement made by PAH of the even date pursuant to the Listing Manual of SES.

In compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**") (which requires any issuer listed on the Hong Kong Stock Exchange whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s), which requirement includes any information released by a subsidiary of the issuer to another stock exchange on which that subsidiary is listed or another market, if that information is discloseable by the issuer under Chapter 13 of the Hong Kong Listing Rules), this announcement was made simultaneously on 12th July, 2004 by the Company in Hong Kong and PAH in Singapore.

COMPLETION OF THE PROPOSED ACQUISITION

As described in the Announcement, on 26th March, 2004, Zhonggang Fisheries entered into a conditional agreement with Jade China (which and whose ultimate beneficial owner(s), to the best of the knowledge, information and belief of the Company's directors after having made all reasonable enquiry, are third parties independent of the Company and its connected persons (as defined in the Hong Kong Listing Rules) and are not connected persons of the Company) to acquire from Jade China the Sale Shares (i.e., 499 ordinary shares of US$1 each in the capital of CFIL, representing 49.9% of the issued share capital of CFIL).

The Proposed Acquisition was conditional upon (i) satisfactory due diligence and (ii) presentation of the audited accounts of CFIL for the financial year ended 31st December, 2003. The Proposed Acquisition was, at the time when the Acquisition Agreement was entered into, expected to be completed by 30th June, 2004, and accordingly and as disclosed in the Announcement if the conditions were not fulfilled, or waived (as described below), on or before 30th June, 2004, the Acquisition Agreement would cease to have effect save for certain clauses therein. The Acquisition Agreement further provides that Zhonggang Fisheries may waive any of the conditions as stated above at any time by notice in writing. The Board wishes to announce that condition (i) has been fulfilled and Zhonggang Fisheries, on 12th July, 2004, waived condition (ii) by notice in writing. The reason for waiving condition (ii) is Zhonggang Fisheries has received the relevant draft financial statements of CFIL (the "**Financial Statements**") and has been informed by the directors of CFIL that there shall not be significant changes to the Financial Statements. The Proposed Acquisition was accordingly completed on 12th July, 2004. The audit of CFIL's financial statements is in progress and it is not known when such audit will be completed. The Company's directors believe that the waiver by Zhonggang Fisheries of condition (ii) as mentioned above and hence the completion of the Proposed Acquisition on 12th July, 2004 are in the best interests of Zhonggang Fisheries and, in turn, the Company and its shareholders as a whole. In the event that the audited profit of CFIL turns out to be significantly different from that as shown in the Financial Statements, the Company will issue further announcement in this respect. Following completion of the Proposed Acquisition, Zhonggang Fisheries is interested in 49.9% in CFIL and Jade China retains the remaining 50.1% interest in CFIL, and CFIL becomes an associated company of PAH and, in turn, the Company. Jade China and its substantial shareholder(s) have not thereby become connected person(s) of the Company for the purposes of the Hong Kong Listing Rules.

The Consideration was determined based on 49.9% of the price earning ratio of 6 times of the profit after tax of CFIL for the financial year ended 31st December, 2003 as shown in the Financial Statements. Such profit is US$4,322,028, and the Consideration was accordingly fixed at US$12,940,152. Such Consideration has been fully satisfied in cash and financed through loans provided by the shareholders of Zhonggang Fisheries in proportion to their shareholdings in Zhonggang Fisheries.

FINANCIAL IMPACT ON THE PAH GROUP

For illustration purposes only and assuming that the Proposed Acquisition was completed on 1st April, 2003, the effect of the Proposed Acquisition on the earnings per share, net tangible assets per share and gearing ratio of the PAH Group, based on the audited consolidated financial statements of the PAH Group for the financial year ended 31st March, 2004 would have been as follows:

Earnings per share

	Financial year ended 31st March, 2004	Adjustment	Proforma after the Proposed Acquisition
Profit attributable to shareholders *(HK$'000)*	90,346	7,572[1]	97,918
Number of shares *('000)*	541,123		541,123
Earnings per share *(HK cents)*	16.70		18.10

Note (1): The adjustment being the 49.9% share of the unaudited results of CFIL for the year ended 31st December, 2003 and the amortization of goodwill.

Net tangible assets per share

	As at 31st March, 2004	Adjustment	Proforma after the Proposed Acquisition
Net tangible assets *(HK$'000)*	811,105	(63,053)[2]	748,052
Number of shares *('000)*	541,123		541,123
Net tangible assets per share *(HK$)*	1.50		1.38

Note (2): The adjustment being the goodwill on acquisition of CFIL.

Gearing ratio

	As at 31st March, 2004	Adjustment	Proforma after the Proposed Acquisition
Total borrowings *(HK$'000)*	856,992	70,653[3]	856,992
Net borrowings *(HK$'000)*	669,632		740,285
Shareholders' funds *(HK$'000)*	811,105		811,105
Gross gearing *(time)*	1.06		1.06
Net gearing *(time)*	0.83		0.92

Note (3): The adjustment being the payment of the relevant purchase price for the Proposed Acquisition.

The Proposed Acquisition did not result in any material financial impact on the PAH Group for the financial year ended 31st March, 2004.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Mr. Ng Puay Yee and Mr. Cheng Nai Ming, and the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry and Mr. Lew V Robert.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 12th July, 2004



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

公布

誠如本公司於二零零四年三月二十九日刊發之公布所披露，於二零零四年三月二十六日，恩利控股擁有70%權益之附屬公司兼本公司擁有約58%權益之附屬公司中港漁業與碧華訂立有條件協議，向碧華收購499股中漁國際普通股，相等於中漁國際已發行股本之49.9%。董事會謹此宣布，建議收購已於二零零四年七月十二日完成。

本公布內容與恩利控股同日根據新加坡交易所上市守則刊發有關完成建議收購之公布大致相同。根據香港上市規則第13.09(2)條，本公司及恩利控股於二零零四年七月十二日分別在香港及新加坡刊同時刊發本公布。

緒言

茲提述本公司於二零零四年三月二十九日刊發有關（其中包括）恩利控股（其為本公司擁有約58%權益之附屬公司）擁有70%權益之附屬公司中港漁業與碧華於二零零四年三月二十六日訂立有收購協議之公布（「該公布」）。除另有指明者外，本公布所用之詞彙與該公布所界定者具有相同涵義。

恩利控股（即太平洋恩利（控股）有限公司）（其股份及認股權證在新交所（即新加坡交易所）上市）為本公司擁有已發行股本約58%之附屬公司。本公布之內容與恩利控股同日根據新交所上市守則刊發之公布大致相同。

根據香港聯合交易所有限公司證券上市規則（「香港上市規則」）第13.09(2)條（當中規定證券同時在其他證券交易所上市之香港上市發行人須同時向香港聯交所披露任何向其他證券交易所公布之資料及確保有關資料須同時在其他市場及香港市場公布，包括發行人之附屬公司向其上市之另一證券交易所或其他市場公布並根據香港上市規則第13章須予披露之資料），本公司及恩利控股於二零零四年七月十二日同時在香港及新加坡刊發本公布。

完成建議收購

誠如該公布所述，於二零零四年三月二十六日，中港漁業與碧華（按董事經一切合理查詢後所知、所獲資料及所信，碧華本身及其最後實益擁有人均為第三者，獨立於本公司及其關連人士（定義見香港上市規則），及並非本公司之關連人士）訂立有條件協議，向碧華收購銷售股份（即中漁國際股本中每股面值1美元普通股499股，相等於中漁國際已發行股本之49.9%）。

建議收購須待(i)完成詳盡審查並滿意其結果及(ii)獲得中漁國際截至二零零三年十二月三十一日止財政年度之經審核帳目後，方可作實。於收購協議訂立時，預計建議收購將於二零零四年六月三十日完成，因此及誠如該公佈披露，倘若條件未能於二零零四年六月三十日或之前履行或獲豁免（如下文所述），除其中若干條款外，收購協議將失效。該協議進一步規定，中港漁業可隨時以書面通知豁免以上任何條件。董事會謹此宣布條件(i)已達成，並於二零零四年七月十二日由中港漁業基於商業決定向中漁國際以書面通知豁免條件(ii)。豁免條件(ii)之理由為中港漁業已收到中漁國際之有關財務報表（「財務報表」）初稿及獲中漁國際董事通知財務報表不會有重大改動。故此建議收購已於二零零四年七月十二日完成。中漁國際財務報表正在審核中，且何時完成審核尚未能確定。本公司董事相信中港漁業豁免上述條件(ii)及從而於二零零四年七月十二日完成建議收購乃符合中港漁業之最佳利益及因此亦符合本公司及其全體股東之最佳利益。倘中漁國際經審核溢利與財務報表數字有重大差異，本公司將就此另行刊發公佈。於完成建議收購後，中港漁業擁有中漁國際49.9%權益，而碧華保留中漁國際餘下50.1%權益，中漁國際成為恩利控股及本公司之聯營公司。因此，碧華及其主要股東並無成為本公司之關連人士（定義見香港上市規則）。

代價乃根據財務報表載述中漁國際截至二零零三年十二月三十一日止財政年度除稅後溢利以6倍市盈率按49.9%計算。該溢利為4,322,028美元（約為33,711,818港元），因此代價被定為12,940,152美元（約為100,933,186港元）。該代價已以現金支付及以中港漁業股東按各自所持中港漁業股權比例而提供之股東貸款全數支付。

恩利控股集團之財務影響

為方便參考，假設建議收購已於二零零三年四月一日完成，則建議收購將對恩利控股集團每股盈利、每股有形資產淨值及負債比率（根據恩利控股集團截至二零零四年三月三十一日止財政年度之經審核綜合財務報表計算）之影響如下：

每股盈利

	截至二零零四年三月三十一日止財政年度	調整	備考（於建議收購後）
股東應佔溢利（千港元）	90,346	7,572[(1)]	97,918
股份數目（千股）	541,123		541,123
每股盈利（港仙）	16.70		18.10

註(1)：此調整金額為截至二零零三年十二月三十一日止財政年度所佔中漁國際未經審核業績之49.9%及商譽攤銷。

每股有形資產淨值

	於二零零四年三月三十一日	調整	備考（於建議收購後）
有形資產淨值	811,105	(63,053)[(2)]	748,052
股份數目（千股）	541,123		541,123
每股有形資產淨值（港元）	1.50		1.38

註(2)：此調整金額為收購中漁國際之商譽。

負債比率

	於二零零四年三月三十一日	調整	備考（於建議收購後）
總借貸（千港元）	856,992	70,653[(3)]	856,992
淨借貸（千港元）	669,632		740,285
股東資金（千港元）	811,105		811,105
總負債比率（倍）	1.06		1.06
淨負債比率（倍）	0.83		0.92

註(3)：此調整為支付建議收購之有關收購價金額。

於截至二零零四年三月三十一日止財政年度，建議收購對太平洋恩利集團並無造成任何重大財務影響。

於本公布日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為郭琳廣先生及劉嘉彥先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零四年七月十二日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

股東週年大會通告

茲通告太平洋恩利國際控股有限公司（「本公司」）謹訂於二零零四年九月九日星期四下午二時三十分假座香港灣仔會展廣場西南座7樓皇朝會舉行股東週年大會，以處理下列事項：

普通事項

1. 省覽本公司截至二零零四年三月三十一日止年度之經審核綜合財務報表及董事會與核數師報告。
2. 宣派截至二零零四年三月三十一日止年度之末期股息。
3. 重選本公司董事及授權本公司董事會釐定其酬金。
4. 重新委聘本公司之核數師及授權本公司董事會釐定其酬金。

特別事項

5. 作為特別事項，考慮及酌情通過（無論是否經修訂）下列本公司普通決議案I、II、III及IV：

普通決議案

I. 「**動議**：

(a) 在下文(c)段規限下，一般及無條件批准本公司董事會（「**董事會**」）於有關期間（定義見下文(d)段）內行使本公司所有權力，發行、配發及處理本公司股本中每股面值0.10港元之股份（「**股份**」）或可轉換為股份之證券、認購權、認股權證或可認購任何股份之類似權利，並作出或授予須或可能須行使該等權力之售股建議、協議及認購權；

(b) 上文(a)段之批准應附加於任何賦於董事會之其他授權上，並授權董事會於有關期間內作出或授予須於或可能須於有關期間內或之後之任何時間行使該等權力之售股建議、協議及認購權；

(c) 董事會根據上文(a)段之批准而配發或有條件或無條件同意配發（不論是否根據認購權或以其他方式而配發）之股本面值總額，不得超過本決議案通過之日本公司已發行股本面值總額之20%，上述批准亦須受此數額限制，但不包括：

(i) 配售新股（定義見下文(d)段）；

(ii) 根據本公司發行之任何認股權證或有權轉換為股份之任何證券之條款行使認購權或換股權；

(iii) 行使任何認購權計劃或當時所採納之類似安排以向本公司及／或其任何附屬公司之僱員及／或行政人員，以及／或任何有關計劃或安排之任何其他合資格參與者授出或發行股份或購入股份之權利；及

(iv) 根據本公司之組織章程細則規定之以股代息計劃或類似安排而配發股份，以代替全部或部份股份之股息；及

(d) 就本決議案而言：

「**有關期間**」指本決議案通過當日至下列較早發生者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或百慕達1981年公司法（修訂本）規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之時。

「**配售新股**」指本公司董事會於指定之期間內根據一項售股建議，向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持股比例，配發、發行或授出股份，（惟本公司董事會可就零碎股權或經考慮香港以外任何地區之任何適用於本公司之認可監管機構之法律或任何證券交易所之規定所產生之限制或責任後，有權作

(d) 在細則第74條後插入下列新細則第74A條：

「74A. 毋須受該細則任何條文所規限，倘任何股東根據上市規則需就任何特定決議案放棄投票，或受到任何限制，僅能投票贊成或反對任何特定決議案，則該名股東或其代表人之投票如抵觸有關規定或限制，將不能計算入票數內。」

(e) 在細則第89條第一段後插入下列新段落作為第二段：

「前段所述遞交通知之最短期限不得少於七日，最早須於指定進行推選之股東大會通告寄發翌日起計，及不遲於該股東大會舉行日期前七日結束。為避免疑惑，本段適用於計算最少7日之通知期，並不妨礙本公司接納較本段所述寄發之大會通告翌日為早之時間所發出前段所述之通告。」

(f) 刪除現有細則第112(E)及(F)條並在經修訂細則第112條後插入下列新細則第112(A)條：

「112A. (A) 毋須受該細則任何條文所規限，董事不得就據其所知本身或其任何聯繫人擁有重大權益之任何合約或安排或任何其他建議之任何董事會決議案投票（亦不計入法定人數），惟此項禁止條款不適用於以下任何一項或多項決議事項，且董事可就該等事項之任何有關決議案投票（並計入法定人數）：

(i) 就董事或其任何聯繫人士應本公司或其任何附屬公司要求或為本公司或其任何附屬公司之利益，借出款項或招致或承擔債務，而向該董事或其聯繫人士提供擔保或彌償保證或抵押；

(ii) 就董事或其聯繫人士本身為本公司或其任何附屬公司之負債或債務而根據一項擔保或彌償保證或提供抵押而個別或共同承擔全部或部份責任，而向該第三者提供抵押或賠償保證；

(iii) 有關本公司或本公司可能發起或擁有權益之任何其他公司提呈或提呈本公司或該等任何其他公司之股份、債券或其他證券以供認或購買之任何建議，而董事或其聯繫人士因參與包銷或分包銷該發售而持有或將會持有權益；

(iv) 有關董事或其聯繫人士僅擁有權益之任何其他公司之任何建議，不論是直接或間接權益、以高級職員、行政人員或股東身份持有、或該董事或其聯繫人士實益擁有該公司之權益，惟該董事及其任何聯繫人士合共實益擁有之權益不多於該公司（或任何董事或其任何聯繫人之權益乃通過其而取得之第三方公司）任何類別已發行股份或投票權之5%或以上；

(v) 有關本公司或其附屬公司僱員福利之任何建議或安排，包括(a)採納、修改或運作任何僱員之股份計劃或任何股份激勵或認購權計劃，而據該計劃董事或其聯繫人士可能獲益；或(b)採納、修改或運作與董事、其聯繫人士及本公司或其任何附屬公司之僱員有關之退休金或退休、身故或傷殘福利計劃，而並給予任何董事或其聯繫人士任何與該計劃或基金有關之類別人士一般所無享有之特權或利益；及

考慮香港以外任何地區之任何適用於本公司之認可監管機構之法律或任何證券交易所之規定所產生之限制或責任後，有權作出其認為必要或權宜之豁免或其他安排。」

II. 「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准董事會於有關期間（定義見下文(c)段）內按照所有適用法例及香港聯合交易所有限公司（「**聯交所**」）證券上市規則（「**上市規則**」），行使本公司所有權力，在聯交所或本公司證券可能上市及經證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，根據香港購回股份守則認為可作此用途上市之證券購回本公司證券；

(b) 根據上文(a)段之批准可購回之股份面值總額，不得超過於本決議案獲通過當日本公司之已發行股本面值總額之10%，而根據該項批准可購回用以認購或購入股份（或其他有關類別證券）之認股權證面值總額，不得超過本決議案通過當日本公司尚未行使認股權證（或其他有關類別證券）總額之10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言：

「**有關期間**」指本決議案通過當日至下列較早發生者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或百慕達1981年公司法（修訂本）規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之時。

III. 「**動議**待載於本大會通告第I及II項普通決議案獲通過後，授予董事會之全面授權，以行使本公司之權力以配發、發行及處理股份或可轉換為股份之證券、認購權、認股權證或可認購任何股份之類似權利；以及根據上述第I項普通決議案作出或授予可能須行使該項權力之售股建議、協議及認購權；即在董事會根據該項全面授權而可予配發或同意有條件或無條件配發之本公司股本面值總額之上，加上相等於本公司根據上述第II項普通決議案所獲授予之權力而購回之本公司股本面值總額之數額，惟該數額不得超過於上述第II項普通決議案獲通過當日本公司已發行股本面值總額之10%。」

IV. 「**動議**待聯交所上市委員會批准因行使本公司新認購權計劃（「**新計劃**」，其註有「A」字樣之副本已提呈本大會，並由本大會主席簡簽以資識別）授出之認購權而將予發行之任何股份上市及買賣後：

(a) 批准及採納新計劃；

(b) 授權董事會（定義見新計劃）根據新計劃之規則及規定執行新計劃並向任何參與者（定義見新計劃）授出認購權；

(c) 一般及無條件批准董事會行使本公司所有權利發行、配發及處理因行使新計劃之認購權而發行之任何股份；及

(d) 授權董事會在必須或權宜之情況下，採取一切其認為合適之行動及事宜，以令新計劃生效。

6. 作為特別事項，酌情考慮通過（無論是否經修訂）以下本公司特別決議案：

特別決議案

「**動議**本公司之細則修訂如下：

(a) 在細則第1條「法案」之釋義後插入下列「聯繫人」新釋義：

「「聯繫人」指上市規則所賦予之涵義；」

(b) 刪除細則第1條「結算所」之現有釋義並以下列新釋義取代：

「「結算所」指本公司股份上市或掛牌之證券交易所所屬司法權區之法律所認可之結算所或法定股份存管處；」

(c) 在細則第1條「元」或「港元」之釋義後插入下列「上市規則」之新釋義：

「「上市規則」指香港聯合交易所有限公司證券上市規則（經不時修訂）；」

類別人士一般所無享有之特權或利益；及

(vi) 董事或其聯繫人士只因擁有本公司股份、債券或其他證券而擁有權益之任何合約或安排，而擁有之方式與本公司股份、債券或其他證券之其他持有人之方式相同。

(B) 倘一間公司於一項交易中擁有重大權益，而一名董事及／或其聯繫人士於該公司中擁有5%或以上之權益，則該董事及／或其聯繫人士亦將被視為於該項交易中擁有重大權益。倘及只要在（但僅倘及只要在）一名董事及／或其聯繫人士（直接或間接）於一間公司（或任何董事或其任何聯繫人之權益乃通過其而取得之第三方公司）之任何類別權益股本或該公司之股東所獲之投票權中持有或實益擁有5%或以上權益之情況下，則該公司將被視為一間有一名董事及／或其任何聯繫人士於其中擁有5%或以上權益之公司。就本段而言，作為被動或託管受託人之一名董事或其聯繫人士所持有之任何股份（彼於其中概無擁有實益權益）、於一項信託（只要在部分其他人士有權就此收取收入之情況下，則董事或其任何聯繫人士於其之權益將還原或為剩餘）中之任何股份，以及於一項獲授權之單位信託計劃（其中董事或其聯繫人士僅作為一名單位持有人擁有權益）中之任何股份及不附有股東大會之投票權及限制性很高之股息及資本權利之回報之任何股份將不得計算在內。

(C) 倘董事於任何大會就一位董事（大會主席除外）或其任何聯繫人之重大權益產生疑問，或任何董事（大會主席除外）是否有權投票，而該問題未能透過董事自願同意放棄投票而解決，則該問題須由大會主席處理，而彼就該董事所作之決定須為最終及具決定性，除非該董事及／或其任何有關聯繫人並未據其所知就所擁有之權益性質或範圍作出公平披露。倘有關大會主席或其任何聯繫人之權益產生任何疑問，而該問題未能透過彼自願同意放棄投票而解決，則該等問題須通過董事會決議案解決（就此而言，該名大會主席既不得計入法定人數亦不得就該決議事項投票），而該決議案須為最終及具決定性，除非該大會主席或其任何聯繫人未據其所知就所擁有之權益性質或範圍作出公平披露。」

(g) 插入「在適用情況下受細則第112A條規限：」作為細則第112條首句，從而細則第112條受新增細則第112A條規限。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

二零零四年八月十日

香港主要營業地點：
香港
干諾道西188號
香港商業中心
3201-3215室

附註：

1. 任何有權出席上述通告所召開之大會或其任何續會及於會上投票之本公司股東可委任一名代表代其出席大會及於會上投票，而持有本公司兩股或以上股份之股東則可委任一名以上代表代其出席及投票。受委代表毋須為本公司股東。一位股東不得委任超過兩名代表出席同一會議。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），方為有效。填妥及交回代表委任表格後，閣下仍可親身出席大會或其任何續會，並於會上投票。

3. 本公司將於二零零四年九月七日星期二至二零零四年九月九日星期四（首尾兩日包括在內）期間暫停辦理股份過戶登記手續，期間任何股份過戶將不予登記。

Gearing

For illustration purposes only and assuming that the Golden Target Acquisition had been completed on 31 March 2004, the effect of the Golden Target Acquisition on the gearing of the PAH Group (not on PAIH Group), based on the audited consolidated balance sheet of the PAH Group as at 31 March 2004, would have been as follows:–

	As at 31 March 2004	Adjustment	Proforma after the Golden Target Acquisition
Total borrowings *(HK$'000)*	856,992		856,992
Net borrowings *(HK$'000)*	669,632	70,200[(3)]	739,832
Shareholders' funds *(HK$'000)*	812,997		812,997
Gross gearing *(times)*	1.05		1.05
Net gearing *(times)*	0.82		0.91

Note (3): The adjustment being the payment of the relevant purchase price for the Golden Target Acquisition.

PAH is a company listed on the SGX and the analysis on the financial impact on PAH resulted from the Golden Target Acquisition as set above is disclosed by PAH pursuant to certain regulatory requirements under the Listing Manual of SGX. In that regard, such financial information is not a voluntary disclosure by the Company and has been prepared under a different set of rules and targeted at the shareholders of PAH only.

REASONS FOR THE GOLDEN TARGET ACQUISITION

Zhonggang had earlier acquired a 49.9% interest in CFIL from Jade China on 12 July 2004 at a total consideration of US$12,940,152 (equivalent to approximately HK$100,933,186), 70% of which amounted to US$9,058,106.40 (equivalent to approximately HK$70,653,230) was contributed by PAH.

Following the completion of the Golden Target Acquisition, an additional 2% interest in the issued share capital of CFIL was acquired indirectly by the Company at a consideration of US$9,000,000 (equivalent to approximately HK$70,200,000). CFIL became an indirect subsidiary of the Company, with the Company and PAH having a beneficial interest of approximately 22.03% and 36.93% of the issued share capital of CFIL respectively.

During the nine months ended 30 September 2004, CFIL derived an unaudited profit after taxation of approximately US$16.5 million (equivalent to approximately HK$128.7 million). Prior to completion of the Golden Target Acquisition, the interest in CFIL was accounted for in the books of the Company as an associated company, whereas after completion of the Golden Target Acquisition, the interest in CFIL is accounted for in the books of the Company as a subsidiary of the Group.

In view of the potential significant profit contribution from CFIL to the Company's results following the completion of the Zhonggang Acquisition, the Golden Target Acquisition enables the Company, through its controlling interest in CFIL, to determine the future directions of CFIL and align them to the overall strategy of the PAIH Group. Currently, there are plans to integrate CFIL's business and operations with those of the PAIH Group. Furthermore, the PAIH Group will be able to expand the business and operations of CFIL by utilising CFIL's professional expertise and knowledge.

In light of the above, the Board believes the terms of the Agreement are fair and reasonable and in the interest of the Shareholders as a whole.

GENERAL

The PAIH Group is principally engaged in the business of global sourcing, further processing on shore and international distribution of frozen seafood products, provision of shipping agency services and the cultivation, processing and supply of vegetables.

The PAH Group is principally engaged in the global sourcing, transportation and supply of frozen seafood products and the cultivation, processing and supply of vegetables. Both Golden Target and Zhonggang are principally engaged in investment holding.

The transaction contemplated under the Agreement constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular in connection with the Agreement will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following terms have the following meanings:

"Agreement"	the sale and purchase agreement dated 31 December 2004 entered into between Golden Target as purchaser and Jade China as vendor in respect of the sale and purchase of the Sale Shares
"Board"	the board of Directors
"Directors"	Directors of the Company
"CFIL"	China Fisheries International Limited, a company incorporated on 8 February 1997 in Samoa
"Company"	Pacific Andes International Holdings Limited
"connected person(s)"	as defined under the Listing Rules
"Golden Target"	Golden Target Pacific Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of PAH
"Golden Target Acquisition"	the acquisition of the Sale Shares by Golden Target under the Agreement
"Jade China"	Jade China Investments Limited, a company incorporated in Samoa
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PAH"	Pacific Andes (Holdings) Limited, a company incorporated in Bermuda with limited liability, whose shares and warrants are listed on the SGX, and a subsidiary of the Company in which the Company is interested in approximately 59.65% of its issued share capital
"PAH Group"	PAH and its subsidiaries
"PAH Shares"	Shares of S$0.2 each in the capital of PAH
"PAIH Group"	the Company and its subsidiaries
"Sale Shares"	20 shares of US$1 each in the capital of CFIL, representing 2% of the issued share capital of CFIL
"SGX"	Singapore Exchange Securities Trading Limited
"Shareholders"	shareholders of the Company
"Zhonggang"	Zhonggang Fisheries Limited, a company incorporated in the British Virgin Islands and a 70% owned subsidiary of PAH
"Zhonggang Acquisition"	the acquisition by Zhonggang of 499 shares of US$1 each in the capital of CFIL, representing 49.9% of the issued share capital of CFIL, details of which are disclosed in the announcement of the Company dated 29 March 2004 and 12 July 2004
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singaporean dollars, the lawful currency of Singapore
"US$"	United States dollars, the lawful currency of the United States of America

By order of the Board
Pacific Andes International Holdings Limited
Ng Joo Siang
Managing Director

Hong Kong, 31 December 2004

In this announcement, except as otherwise indicated, US$ has been translated into HK$ at the rate of US$1.00 = HK$7.80 for reference purpose only.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

DISCLOSEABLE TRANSACTION

On 31 December 2004, Golden Target, a wholly owned subsidiary of PAH, entered into the Agreement with Jade China in respect of the purchase of the Sale Shares at a consideration of US$9 million (equivalent to approximately HK$70.2 million), which has been fully paid in cash. Completion of the Golden Target Acquisition took place immediately after the signing of the Agreement.

Prior to completion of the Golden Target Acquisition, Jade China owned 50.1% of the issued share capital of CFIL. The remaining 49.9% of the issued share capital of CFIL is and continues to be owned by Zhonggang which was acquired on 12 July 2004 through the Zhonggang Acquisition. PAH owns 70% of the issued share capital of Zhonggang. Please refer to the announcement of the Company dated 29 March 2004 and 12 July 2004 on details of the Zhonggang Acquisition.

CFIL becomes an indirect subsidiary of the Company after the completion of the Golden Target Acquisition, with the Company and PAH having a beneficial interest of approximately 22.03% and 36.93% of the issued share capital of CFIL respectively.

PAH, a company listed on the SGX, is a subsidiary of the Company in which the Company holds approximately 59.65% of its issued shares.

The Board believes the terms of the Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole. The Board confirms that the consideration for the Golden Target Acquisition has been determined after arm's length negotiations between the parties thereto.

The transaction contemplated under the Agreement constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular in connection with the Agreement will be dispatched to the Shareholders as soon as practicable.

THE AGREEMENT

Date

31 December 2004

Parties

(1) Vendor

Jade China, a company incorporated in Samoa. Jade China is principally engaged in investment holdings.

To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, Jade China and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

(2) Purchaser

Golden Target

Asset to be transferred

Under the Agreement, Golden Target has agreed to purchase the Sale Shares, representing 2% of the issued capital of CFIL, at a consideration of US$9 million (equivalent to approximately HK$70.2 million). CFIL is principally engaged in fishing and the provision of fishing management services for fishing vessels.

Consideration

The consideration for the Sale Shares is US$9 million (equivalent to approximately HK$70.2 million), which was funded from Golden Target's internal resources and has been fully paid in cash from internal resources of PAH on completion of the Agreement. Assuming that the Golden Target Acquisition is aggregated under Rule 14.22 of the Listing Rules with the Zhonggang Acquisition, the total consideration paid by the Company for acquiring an indirect 51.9% interest of the issued share capital of CFIL is US$21,940,152 (equivalent to approximately HK$171,133,186).

The Board confirms that the consideration for the Golden Target Acquisition has been determined after arm's length negotiations between the parties thereto without reference to any particular financial basis.

According to the unaudited management accounts of CFIL, the book value of the Sale Shares as at 30 September 2004 was US$385,758 (equivalent to approximately HK$3,009,000). The audited net profit of CFIL (before and after taxation and extraordinary items) attributable to the Sale Shares for each of the two years ended 31 December 2002 and 2003 was approximately US$1,889,000 (equivalent to approximately HK$14,734,000) and US$4,322,000 (equivalent to approximately HK$33,712,000) respectively.

Based on the unaudited management accounts of CFIL for the 9 months ended 30 September 2004, the aggregate consideration of US$21,940,152 (equivalent to approximately HK$171,133,186) for the Golden Target Acquisition and the Zhonggang Acquisition and the consideration of US$9 million (equivalent to approximately HK$70.2 million) for the Golden Target Acquisition were valued at a price-earning (PE) ratio of 2.6 and 27 respectively. Furthermore, the aggregate consideration of US$21,940,152 (equivalent to approximately HK$171,133,186) for the Zhonggang Acquisition and the Golden Target Acquisition and the consideration of US$9 million (equivalent to approximately HK$70.2 million) represented 2.2 times and 23 times of the attributable net asset value (NAV) of CFIL as at 30 September 2004 respectively.

Completion

Completion of the Golden Target Acquisition took place immediately after the signing of the Agreement on 31 December 2004.

Prior to completion of the Golden Target Acquisition, the board of directors in CFIL comprised of 5 members of which Zhonggang had the right to appoint 2 directors and Jade China had the right to appoint 3 directors. Upon completion of the Golden Target Acquisition, the maximum number of directors in CFIL will be five of which each of Zhonggang and Jade China has the right to appoint up to 2 directors and Golden Target has the right to appoint 1 director.

Before completion of the Golden Target Acquisition, the shareholding structure of CFIL was as follows:



The Company
59.65%
PAH
Other Independent Shareholder*
70%
30%
Zhonggang
Jade China
49.9%
50.1%
CFIL

After completion of the Golden Target Acquisition, the shareholding structure of CFIL is as follows:



The Company
59.65%
PAH
Other Independent Shareholder*
100%
70%
30%
Golden Target
Zhonggang
Jade China
2%
49.9%
48.1%
CFIL

* *The other independent shareholder of Zhonggang and its ultimate beneficial owner are third parties independent of the Company and its connected persons (as defined in the Listing Rules)*

FINANCIAL INFORMATION ON CFIL

The following table sets out the selected financial data of CFIL, extracted from its audited accounts for the financial years ended 31 December 2002 and 31 December 2003 and unaudited management accounts for the nine months ended 30 September 2004. The audited accounts have been prepared in accordance with the International Financial Reporting Standards.

	Year ended 31 December 2002 Audited		Year ended 31 December 2003 Audited		Nine months ended 30 September 2004 Unaudited	
	(US$'000)	*(HK$'000) Equivalent*	*(US$'000)*	*(HK$'000) Equivalent*	*(US$'000)*	*(HK$'000) Equivalent*
Turnover	39,366	307,055	55,062	429,484	73,190	570,882
Earnings before interest, depreciation, amortisation and taxation	1,889	14,734	4,322	33,712	20,698	161,444
Profit before taxation	1,889	14,734	4,322	33,712	16,498	128,684
Profit after taxation	1,889	14,734	4,322	33,712	16,498	128,684
Total assets	6,264	48,859	9,396	73,289	73,873	576,209
Non current assets	1,650	12,870	1,900	14,820	53,268	415,490
Current assets	4,614	35,989	7,496	58,469	20,605	160,719
Total liabilities	4,375	34,125	6,585	51,363	54,564	425,599
Non current liabilities	–	–	–	–	–	–
Current liabilities	4,375	34,125	6,585	51,363	54,564	425,599
Net assets	1,889	14,734	2,811	21,926	19,309	150,610

FINANCIAL EFFECTS OF THE GOLDEN TARGET ACQUISITION ON THE PAH GROUP

Earnings per share

For illustrative purposes only and assuming that the Golden Target Acquisition has been completed on 1 April 2003, the effect of the Golden Target Acquisition on the earnings per share of the PAH Group (not on PAIH Group), based on the audited consolidated profit and loss accounts of the PAH Group for the financial year ended 31 March 2004, would have been as follows:–

	Financial year ended 31 March 2004	Adjustment	Proforma after the Golden Target Acquisition
Profit attributable to shareholders of PAH *(HK$'000)*	90,346	(2,814) [1]	87,532
Number of PAH Shares *('000)*	541,123		541,123
Earnings per PAH Share *(HK cents)*	16.70		16.18

Note (1): The adjustment being the 2% share of the audited results of CFIL for the year ended 31 December 2003 and the amortisation of goodwill.

Net tangible assets ("NTA")

For illustrative purposes only and assuming that the Golden Target Acquisition has been completed on 31 March 2004, the effect of the Golden Target Acquisition on the consolidated NTA of the PAH Group (not on PAIH Group), based on the audited consolidated balance sheet of the PAH Group as at 31 March 2004, would have been as follows:–

	As at 31 March 2004	Adjustment	Proforma after the Golden Target Acquisition
NTA *(HK$'000)*	812,997	(69,761) [2]	743,236
Number of PAH Shares *('000)*	541,123		541,123
NTA per PAH Share *(HK cents)*	1.50		1.37

Note (2): The adjustment being the goodwill on acquisition of CFIL.

BUSINESS REVIEW AND PROSPECTS

Frozen Fish

During the period under review, sales of frozen fish, primarily sold to the PRC market, increased 10.7% to HK$964.7 million, accounting for 49.0% of the Group's total sales. Correspondingly, sales to the PRC rose 14.9%, from HK$807.8 million in the first half of FY2004 to HK$928.1 million in the first half of FY2005.

The sales of frozen fish grew mainly due to the continuously increasing urban and rural consumption of fishery products in the PRC. As Chinese consumers' income and purchasing power continues to rise, the Group is optimistic about the capturing market potential of the PRC for its frozen fish products.

Fillets and Portions

Sales of fillets and portions increased 22.5% from HK$800.4 million in the first half of FY2004 to HK$980.3 million in the first half of FY2005, accounting for 50% of total sales. The sales growth was driven by the continual relocation of fillet and portion processing from different parts of the world to the PRC and the increasing demand for light meals and convenience food products in the EU countries.

Reflecting this trend, our sales to Western Europe surged 41.2% from HK$367.3 million in the first half of FY2004 to HK$518.4 million in the first half of FY2005.

Financial Review

The Group centralized the funding of all its operations at the Group level. This policy allows the Group better control of treasury operations and lowers the average cost of funds. The Group's major borrowings are in US Dollars and HK Dollars. Borrowings are based on LIBOR or HK Best Lending rates. As the Group's revenue is mainly in US Dollars and major payments are either in US Dollars or HK Dollars, currency risk is relatively low.

As at 30 September 2004 total borrowings amounted to HK$1,129.7 million from last year's HK$1,493.0 million. Cash on hand amounted to HK$132.6 million. The Group continues its policy of maintaining a prudent gearing ratio, resulting in a net debt to equity ratio of 52%.

Prospects

The PRC will continue to be our sales focus. As demand there for frozen fish and seafood products is expected to continue to grow, the Group will continue to expand its operations in the market. The thrust will primarily be towards profit margin enhancement and expansion of marketing activities.

The Group will also expand our fishing operation through China Fish to have greater access in the supply of raw materials.

To consolidate and strengthen its processing capacity, the Group is constructing a new processing plant in Hongdao, hub of the Qingdao Marine Scientific & Technological Development Zone. A ground-breaking ceremony for the new plant was held on 1 November 2004. When the new plant is completed, the Group will be able to expand its product mix to include a larger proportion of higher margin products and to grow existing and new markets. In addition, the Group will introduce advanced technology in frozen seafood processing, which will significantly enhance its production yield and profitability in the long term.

The key to success for its frozen seafood business is the direct result of the Group's ability to consistently satisfy its evolving preferences of the consumer marketplace. In view of the increasing demand for high quality products that fit their healthy lifestyles, the Group is set to develop more diversified and premium products.

To cope with increasing competition from other food sectors, it is crucial that the Group continue to develop and market new products. Our Fine Food Division expects to see sustainable profitability and enhanced ability to offer new products. This will further extend Pacific Andes' reach in the worldwide market.

The management believes that the success of Pacific Andes in the long run hinges its capability to enhance its economies of scale and the operational efficiency of its business from net in the ocean to plates. In summary, our business is well positioned to deliver better results in the second half of the year.

BONUS ISSUE OF WARRANTS

As a token of gratitude to shareholders, the Directors are declaring the bonus issue of new warrants (the "Bonus Warrants") to the shareholders as referred to below. The Bonus Warrants will be issued under the authority of a general mandate granted to the Directors by shareholders of the Company at the annual general meeting of the Company held on 9 September, 2004 to issue and allot new shares equal to in aggregate up to 20 percent of the issued share capital of the Company as at 9 September 2004. The Directors propose the Bonus Warrants to shareholders whose names appear on the register of members of the Company (the "Register of Members") as at the close of business on Friday, 14 January 2005 on the basis of one Bonus Warrant for every five shares held by such shareholders (the "Bonus Warrant Issue"). The Bonus Warrants will be issued in registered form and will be exercisable at any time from 1 February 2005 until 31 July 2006, both dates inclusive. Each Bonus Warrant will entitle the holder thereof to subscribe for one new share at an initial subscription price of HK$1.40, subject to adjustment in accordance with the terms of the Bonus Warrants.

Fractional entitlements to the Bonus Warrants will not be issued but will be aggregated and sold for the benefit of the Company.

The Bonus Warrant Issue will be conditional upon: (i) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listings of, and permission to deal in, the Bonus Warrants and the shares falling to be issued upon the exercise of the subscription rights attached to the Bonus Warrants; and (ii) if necessary, the Bermuda Monetary Authority granting approval for the issue of the Bonus Warrants pursuant to the Bonus Warrant Issue and the shares falling to be issued upon the exercise of the subscription rights attached to the Bonus Warrants. The Directors believe that the Bonus Warrant Issue will provide shareholders with the opportunity to participate further in the future growth of the Group.

A circular setting out the details of the Bonus Warrant Issue will be sent to the shareholders of the Company as soon as practicable.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 10 January 2005 to Friday, 14 January 2005 both days inclusive, during which period no transfer of share will be registered. In order to establish the entitlement of Bonus Warrants, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch registrar in Hong Kong; Secretaries Limited of the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on Friday, 7 January 2005.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities of the Company during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited interim financial statements for the six months ended 30 September 2004.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Statement of Audit Standards No. 700 " Engagement to review interim financial reports".

The members of the Audit Committee are Mr. Lew V. Robert (chairman), Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent, the independent non-executive directors of the Company.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive directors, of the Company will retire by rotation on an average of three years and their appointments will be reviewed when they are due for re-election which in the opinion of the Company meets the objectives as the guideline set out in the Code of Best Practice.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE

A detailed announcement of interim results of the Group for the six months ended 30 September 2004, containing all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange, will be published on the website of the Stock Exchange in due course.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V Robert and Mr. Yeh Man Chun, Kent.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 16 December 2004



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

FINANCIAL HIGHLIGHTS	2004	2003	Change
Turnover *(HK$m)*	1,970	1,695	+16.2%
Operating profit *(HK$m)*	113	101	+11.2%
Profit attributable to shareholders *(HK$m)*	61	49	+24.1%

UNAUDITED INTERIM RESULTS

The Board of Directors ("the Directors") of Pacific Andes International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2004 together with the unaudited comparative figures for the corresponding period in 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2004

	Notes	Six months ended 30.9.2004 *HK$'000* (unaudited)	30.9.2003 *HK$'000* (unaudited)
Turnover	*3*	1,970,153	1,695,213
Cost of sales		(1,741,640)	(1,497,710)
Gross profit		228,513	197,503
Other operating income		4,754	9,378
Selling and distribution expenses		(48,331)	(42,348)
Administrative expenses		(72,414)	(63,310)
Profit from operations	*4*	112,522	101,223
Finance costs		(36,431)	(35,359)
		76,091	65,864
Share of results of associates		11,603	94
Profit before taxation		87,694	65,958
Taxation	*5*	(2,750)	(2,865)
Profit before minority interests		84,944	63,093
Minority interests		(24,324)	(14,235)
Net profit for the period		60,620	48,858
Dividend	*6*	–	–
Earnings per share	*7*		
Basic		HK6.1 cents	HK6.8 cents
Diluted		HK6.0 cents	HK6.5 cents

Notes:

1. **BASIS OF PREPARATION**

The unaudited condensed consolidated financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. **PRINCIPAL ACCOUNTING POLICIES**

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and investments in securities.

The accounting policies adopted are consistent with those adopted in the preparation of the Group's annual financial statements for the year ended 31 March 2004, except as described below.

In the current period, the Group has adopted SSAP 36 "Agriculture". The principal effect of the adoption of SSAP 36 is in relation to the agricultural activity undertaken by its subsidiaries. SSAP 36 requires the measurement of biological assets and agricultural produce at their fair value less estimated point-of-sale costs at each balance sheet date. The gain or loss arising from a change in fair value less estimated point-of-sale costs is included in the profit or loss for the period in which it arises. The adoption of SSAP 36 has had no material effect on the results for the current or prior accounting periods.

3. **TURNOVER AND SEGMENT INFORMATION**

The turnover and segment results of the Group for the six months ended 30 September 2004, analysed by principal activity and geographical market are as follows:

Business segments

For management purposes, the Group is currently organised into four operating divisions – frozen fish, fillets and portions, shipping services and vegetables. These divisions are the basis on which the Group reports its primary segment information.

For the six months ended 30 September 2004

	Frozen fish *HK$'000* *(unaudited)*	Fillets and portions *HK$'000* *(unaudited)*	Shipping services *HK$'000* *(unaudited)*	Vegetables *HK$'000* *(unaudited)*	Total *HK$'000* *(unaudited)*
TURNOVER					
External sales *(Note)*	964,695	980,312	11,443	13,703	1,970,153
RESULT					
Segment result	84,143	97,130	1,360	983	183,616
Unallocated corporate expenses					(71,094)
Profit from operations					112,522
Finance costs					(36,431)
Share of results of associates					
– allocated	12,677	109	–	–	12,786
– unallocated	–	–	–	–	(1,183)
Profit before taxation					87,694
Taxation					(2,750)
Profit before minority interests					84,944

For the six months ended 30 September 2003

	Frozen fish *HK$'000* *(unaudited)*	Fillets and portions *HK$'000* *(unaudited)*	Shipping services *HK$'000* *(unaudited)*	Vegetables *HK$'000* *(unaudited)*	Total *HK$'000* *(unaudited)*
TURNOVER					
External sales *(Note)*	871,241	800,402	6,970	16,600	1,695,213
RESULT					
Segment result	69,395	84,243	(93)	1,610	155,155
Unallocated corporate expenses					(53,932)
Profit from operations					101,223
Finance costs					(35,359)
Share of results of associates	–	94	–	–	94
Profit before taxation					65,958
Taxation					(2,865)
Profit before minority interests					63,093

Note: There are no inter-segment sales between different business segments for the six months ended 30 September 2004 and 30 September 2003.

Geographical segments

The Group's operations are located in the People's Republic of China (the "PRC"), North America, Western Europe and Japan.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Six months ended 30.9.2004 *HK$'000* *(unaudited)*	30.9.2003 *HK$'000* *(unaudited)*
PRC	928,118	807,813
North America	434,236	419,325
Western Europe	518,432	367,294
Japan	50,403	76,529
Other	38,964	24,252
	1,970,153	1,695,213

4. **PROFIT FROM OPERATIONS**

Profit from operations has been arrived at after charging (crediting):

	Six months ended 30.9.2004 *HK$'000* *(unaudited)*	30.9.2003 *HK$'000* *(unaudited)*
Depreciation	12,340	11,728
Amortisation of goodwill included in administrative expenses	1,221	–
Loss (gain) on deemed disposal of interest in subsidiary	1,145	(377)

5. **TAXATION**

	Six months ended 30.9.2004 *HK$'000* *(unaudited)*	30.9.2003 *HK$'000* *(unaudited)*
The charge comprises:		
Current tax		
Hong Kong	2,750	2,694
Other jurisdictions	–	110
	2,750	2,804
Deferred tax		
Attributable to change in tax rate in Hong Kong	–	61
	2,750	2,865

Hong Kong Profits Tax is calculated at 17.5% (six months ended 30.9.2003: 17.5%) of the estimated assessable profit for the period.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A substantial portion of the Group's profit neither arose in, nor is derived from Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

6. **DIVIDEND**

The directors do not recommend the payment of an interim dividend for the six months ended 30 September 2004 (2003: HK$Nil).

On 5 October 2004, a dividend of HK4.9 cents (2003: HK4.5 cents) was paid to shareholders as the final dividend of year ended 31 March 2004.

7. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30.9.2004 *HK$'000* *(unaudited)*	30.9.2003 *HK$'000* *(unaudited)*
Earnings for the purposes of basic and diluted earnings per share	60,620	48,858
Weighted average number of ordinary shares for the purposes of basic earnings per share	999,116,420	713,888,351
Effect of dilutive potential ordinary shares in respect of:		
Share options	2,962,824	3,207,942
Warrants	–	34,016,987
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,002,079,244	751,113,280

RESULTS

Pacific Andes recorded encouraging results in the first half of FY2005, with turnover increased 16.2% to HK$1,970.2 million and net profits up 24.1% to HK$60.6 million. Earnings per share in the review period is HK6.1 cents.

Despite that there were signs of recovery in the consumer markets around the world, the prevailing operating environment was still volatile. Over the past six months, we were confronting with various challenges – persistently high raw material price, increasing freight cost due to the hefty oil price. However, achieving economies of scale and improved efficiency of our processing facilities, we successfully overcame these challenges and maintained a similar gross margin.

On 12 July 2004, the Group's Singapore listed subsidiary, Pacific Andes (Holdings) Limited, completed the acquisition of a 34.93% beneficial interest in China Fisheries International Limited ("China Fish") at a total consideration of approximately HK$70.7 million. China Fish is principally engaged in fishing and the provision of fishing management services for fishing vessels. The strategic acquisition enables the Group to move towards achieving the corporate goal of expanding its business scope to cover fishing activities, further integrating the current business operation and enhancing the profit margins.

The investment in China Fish was proven correct as this brought in immediate reward to the Group. China Fish, with an accounting year ending 31 December, recorded an unaudited profit for the nine months ended 30 September 2004 of approximately HK$128.7 million.

As the Group had only been able to recognize the contribution from China Fish starting from 13 July 2004, net profit contribution from China Fish during the period under review is approximately HK$4.68 million.

Dividend

In line with the Group's set policy of paying out one third of its net profits to shareholders once every year as final dividend, the Directors does not declare any interim dividend for the six months ended 30 September 2004.

1(d) (ii) **Details of any changes in PAH's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.**

During the 2QFY2005, 2,193,252 ordinary shares of S$0.20 each were issued as a result of exercise of warrants. (2QFY2004 : placement of 50,000,000 shares, exercise of share options 800,000 shares and exercise of warrants 29,125 shares).

As at 30 September 2004, there were 119,740,373 outstanding warrants at an exercise price of S$0.20 each (30 September 2003: 122,542,500) and 800,000 share options under the Pacific Andes (Holdings) Share Option Scheme 2001 (30 September 2003: 800,000).

PAH did not make any purchases of its shares during the second quarter ended 30 September 2004.

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**
The figures have not been audited or reviewed by PAH's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**
Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**
PAH and the PAH Group have adopted the same accounting policy and methods of computation in the financial statements as those used in the audited financial statements for the year ended 31 March 2004.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**
Not applicable.

6. **Earnings per ordinary share of the PAH Group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

	Second quarter ended		First half year ended	
Earnings per ordinary share	**30.09.2004**	**30.09.2003**	**30.09.2004**	**30.09.2003**
(i) Based on weighted average number of ordinary shares in issue; and	HK6.26 cents	HK4.71 cents	HK9.13 cents	HK7.61 cents
(ii) On a fully diluted basis	HK5.70 cents	HK4.31 cents	HK8.31 cents	HK7.12 cents
The calculation of the basic and diluted earnings per share is based on the following data:				
Earnings	HK$34,021,000	HK$23,445,000	HK$49,512,000	HK$37,596,000
Weighted average number of ordinary shares used in calculation of basic earnings per share	543,053,389	498,027,825	542,143,647	494,182,043
Effect of dilutive potential shares in respect of				
- Share options	351,821	545,845	353,073	424,931
- Warrants	53,042,355	44,990,210	53,632,604	33,749,934
Weighted average number of ordinary shares used in calculation of diluted earnings per share	596,447,565	543,563,880	596,129,324	528,356,908

7. **Net asset value for PAH and the PAH Group per ordinary share based on issued share capital of PAH at the end of the (a) *current period reported and (b) immediately preceding financial year***

	PAH Group		PAH	
	30.09.2004	**31.03.2004**	**30.09.2004**	**31.03.2004**
Net tangible asset backing per ordinary share based on existing *issued share capital as at the end of period reported on*	*HK$1.52*	*HK$1.55*	*HK$1.41*	*HK$1.46*

8. **A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business. It must include a discussion of the following:**
   (a) **any significant factors that affected the turnover, costs, and earnings of the PAH Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**
   (b) **any material factors that affected the cash flow, working capital, assets or liabilities of the PAH Group during the current financial period reported on.**

Second Quarter ("2Q") FY2005 Vs Second Quarter FY2004

In the second quarter of the FY2005 financial year, the PAH Group's turnover grew 6.5% from HK$471.7 million to HK$502.3 million reflecting the traditionally low season that prevailed annually in the second quarter of the year. Bucking the trend this year was the PAH Group's net profit after tax which rose 45.1% to HK$34.0 million. The increase in profit was due to the net contribution of HK$8.4 million from the acquisition of a beneficial interest of *34.9% equity interest in China Fisheries International Limited ("CFIL") in July 2004.*

Operating expenses remained relatively constant during the quarter.

By product category, the sales of fish accounted for 96.6% or HK$485.3 million of the PAH Group's turnover. The balance of the turnover comprised contributions of 1.7% or HK$8.7 million from the sale of vegetables and another 1.7% or HK$8.3 million arising from the provision of shipping services. Geographically, turnover contributions from the PRC rose marginally from HK$405.8 million to HK$448.4 million comprising 89.3% of the PAH Group's aggregate revenue.

First Half FY2005 Vs First Half FY2004

PAH Group turnover for the first half year of FY2005 was HK$977.5 million, representing an increase of 5.5% over the same period in the previous financial year. Net profit after tax on the other hand rose 31.7% from HK$37.6 million in the first half year of FY2004 to HK$49.5 million in the current financial year due to the HK$8.4 million net contribution from CFIL.

The PAH Group's turnover during the first half year were primarily from the sale of fish which rose 5.5% to HK$952.3 million accounting for about 97.4% of the PAH Group's aggregate revenue. Contributions from the sale of vegetables and shipping services amounted to approximately HK$13.7 million and HK$11.4 million representing approximately 1.4% and 1.2% of the PAH Group's total revenue.

Geographically, sales to the PRC rose 9.1% to HK$897.9 million while sales to Eastern Europe rose 64.2% to HK$11.4 million representing the strongest market growth during the first half of the FY2005. Sales to all other markets were lower relative to the same period last year.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between *it and the actual results***
The performance of the PAH Group for 2QFY2005 is in line with the prospect statement issued with the announcement of its financial results for 1QFY2005.

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the *PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting* period and next 12 months**
Over the next twelve months, the PAH Group will continue to increase the effort to expand the market share in the PRC. A factor that may impact the PAH Group's performance is the rising costs of oil. To buffer the impact of the higher oil prices, the PAH Group will be incorporating the incremental operating costs in its sales and marketing strategy. In line with its recent announcement, the PAH Group will expand CFIL's operations. The contribution from CFIL is expected to further enhance the PAH Group's profitability.

Barring unforeseen circumstances, the Directors expect the PAH Group to remain profitable in the Third Quarter of FY2005.

11. **Dividend**
   (a) *Current Financial Period Reported On*
   Any dividend declared for the current financial period reported on? None
   (b) *Corresponding Period of the Immediately Preceding Financial Year*
   Any dividend declared for the corresponding period of the immediately preceding financial year?
   None
   (c) *Date payable*
   Not applicable.
   (d) *Books closure date*
   Not applicable.

12. **If no dividend has been declared/recommended, a statement to that effect**
No dividend has been declared in the period under review.

13. **Interested person transactions**

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders mandate pursuant to Rule 920) First half year ended 30.9.2004 *HK$'000*	30.9.2003 *HK$'000*	Aggregate value of all interested person transactions conducted under shareholder's mandate pursuant to Rule 920 (excluding transactions less than S$100,000) First half year ended 30.9.2004 *HK$'000*	30.9.2003 *HK$'000*
Pacific Andes International Holdings Limited and its subsidiaries				
Administrative expenses	-	-	6,360	5,628
Interest expenses	8	4	-	-

As of the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V Robert and Mr. Yeh Man Chun, Kent.

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 12 November 2004



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE RESULTS FOR THE SECOND QUARTER AND FIRST HALF YEAR ENDED 30 SEPTEMBER 2004 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the company's 57% owned subsidiary, the shares and warrants which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH" Group) for the second quarter and first half year ended 30 September 2004.

This announcement is a reproduction of the announcement made by PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 12 November 2004. Hereinbelow is the unaudited consolidated results of PAH and PAH Group for the second quarter and first half year ended 30 September 2004, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements and consolidated financial statements of PAH and the PAH Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 12 November 2004.

1. An income statement for the PAH Group together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a) The following statements in the form presented in PAH's most recently audited annual financial statements:

	PAH Group					
	Second quarter ended			First half year ended		
	30.09.2004	30.09.2003	Increase	30.09.2004	30.09.2003	Increase
	HK$'000	*HK$'000*	%	*HK$'000*	*HK$'000*	%
Revenue	502,343	471,678	6.5	977,478	926,110	5.5
Cost of sales	(450,803)	(424,421)	6.2	(884,149)	(838,554)	5.4
Gross profit	51,540	47,257	9.1	93,329	87,556	6.6
Other operating income	547	264	107.2	1,177	820	43.5
Selling and distribution expenses	(6,021)	(6,006)	0.2	(10,295)	(10,138)	1.5
Administrative expenses	(10,889)	(9,138)	19.2	(22,399)	(20,326)	10.2
Profit from operations	35,177	32,377	8.6	61,812	57,912	6.7
Finance costs	(9,447)	(8,277)	14.1	(20,336)	(19,361)	5.0
	25,730	24,100	6.8	41,476	38,551	7.6
Share of results of associates	12,612	-	NM	12,677	-	NM
Profit before taxation	38,342	24,100	59.1	54,153	38,551	40.5
Taxation	(780)	(655)	19.1	(1,100)	(955)	15.2
Profit after taxation	37,562	23,445	60.2	53,053	37,596	41.1
Minority interests	(3,541)	-	NM	(3,541)	-	NM
Net profit for the period	34,021	23,445	45.1	49,512	37,596	31.7

	PAH Group					
	Second quarter ended		Increase/ (decrease)	First half year ended		Increase/ (decrease)
	30.09.2004	30.09.2003		30.09.2004	30.09.2003	
	HK$'000	*HK$'000*	%	*HK$'000*	*HK$'000*	%
Other operating income including interest income	547	264	107.2	1,177	820	43.5
Interest on borrowings	(9,447)	(8,277)	14.1	(20,336)	(19,361)	5.0
Amortisation of goodwill	(640)	-	NM	(640)	-	NM
Depreciation expenses	(1,655)	(2,099)	(21.2)	(2,993)	(3,798)	(21.2)
Foreign exchange gain	199	172	15.7	57	247	(76.9)
Loss on disposal of property, plant and equipment	(211)	(11)	1818.20	(211)	(11)	1818.20

Notes:

a. Share of results of associates represented the share of profit of China Fisheries International Limited since the acquisition on 12 July 2004.

b. A substantial portion of the PAH Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax. PAH has no assessable income in Singapore.

c. Minority interests represented the share of profit by the minority shareholders of Zhonggang Fisheries Limited.

1(b) (i) A balance sheet for PAH and the PAH Group, together with a comparative statement as at the end of the immediately preceding financial year.

	PAH Group		PAH	
	30.09.2004	31.03.2004	30.09.2004	31.03.2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	50,507	49,819	-	-
Investment properties	19,800	19,800	-	-
Goodwill	37,777	-	-	-
Interests in subsidiaries	-	-	767,294	791,993
Interests in associates	163,012	77	-	-
Other assets	2,728	2,728	-	-
	273,824	72,424	767,294	791,993
CURRENT ASSETS				
Inventories	387,796	325,565	-	-
Trade receivables	423,585	687,477	-	-
Trade receivables with insurance coverage	91,036	136,487	-	-
Other receivables and prepayments	166,094	265,938	-	-
Advances to suppliers	12,584	-	-	-
Amounts due from associates	13,157	-	-	-
Bills receivable	60,620	127,526	-	-
Bank balances and cash	62,062	187,360	152	46
	1,216,934	1,730,353	152	46
CURRENT LIABILITIES				
Trade payables	16,618	35,235	-	-
Other payables	5,205	21,181	-	-
Tax liabilities	969	359	-	-
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	724	1,200	-	-
Bank advances drawn on discounted trade receivables with insurance coverage	11,475	46,423	-	-
Current portion of interest-bearing bank borrowings	582,211	851,790	-	-
	617,202	956,188	-	-
NET CURRENT ASSETS	599,732	774,165	152	46
NON-CURRENT LIABILITIES				
Interest bearing bank borrowings	4,872	5,202	-	-
Deferred taxation	144	144	-	-
	5,016	5,346	-	-
MINORITY INTEREST	3,564	23	-	-
NET ASSETS	864,976	841,220	767,446	792,039
CAPITAL AND RESERVES				
Share capital	465,490	463,024	465,490	463,024
Reserves	399,486	378,196	301,956	329,015
	864,976	841,220	767,446	792,039

Notes:

(a) There was significant increase in interests in associates due to the acquisition of beneficial interest of 34.9% of China Fisheries International Limited.

(b) Trade receivables and bills receivables decreased by 40% to HK$575 million as January to March 2004 was an exceptionally peak season for the PAH Group. Accompanying this is a corresponding decrease in the PAH Group's short-term borrowings from HK$852 million at 31 March 2004 to HK$582 million.

1(b) (ii) Aggregate amount of the PAH Group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30.09.2004		As at 31.03.2004	
Secured	Unsecured	Secured	Unsecured
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
665	581,546	665	851,125

Amount repayable after one year

As at 30.09.2004		As at 31.03.2004	
Secured	Unsecured	Secured	Unsecured
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
4,872	-	5,202	-

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$19.7 million (31.3.2004: HK$20.0 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) A cash flow statement for the PAH Group, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Second quarter ended		First half year ended	
	30.09.2004	30.09.2003	30.09.2004	30.09.2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Operating activities				
Profit before income tax and share of results of associates	35,177	32,377	61,812	57,912
Adjustments for:				
Interest income	(7)	(197)	(438)	(397)
Depreciation expenses	1,655	2,099	2,993	3,798
Amortisation of goodwill	640	-	640	-
Loss on disposal of property, plant and equipment	211	11	211	11
Operating cash flows before movements in *working capital*	37,676	34,290	65,218	61,324
Inventories	7,295	93,115	(62,231)	44,469
Trade receivables, other receivables and prepayments	(52,874)	(141,169)	378,907	36,538
Advances to suppliers	(6,397)	(13,971)	(12,584)	(12,665)
Amounts due from associates	(13,157)	-	(13,157)	-
Bills receivable	(40,433)	(3,126)	66,906	(34,088)
Bank advances drawn on discounted trade receivables with insurance coverage	(37,437)	17,880	(34,948)	740
Trade and other payables	(4,634)	17,156	(34,593)	(208,883)
Cash (used in) generated from operations	(109,961)	4,175	353,518	(112,565)
Interest paid	(9,447)	(8,277)	(20,336)	(19,361)
Income tax paid	-	-	(490)	(207)
Net cash (used in) from operating activities	(119,408)	(4,102)	332,692	(132,133)
Investing activities				
Interest received	7	197	438	397
Proceeds on disposal of property, plant and equipment	-	5	-	5
Purchase of property, plant and equipment	(819)	(3,929)	(3,892)	(3,932)
Net cash used in investing activities	(812)	(3,727)	(3,454)	(3,530)
Financing activities				
Dividend paid	(28,222)	(23,731)	(28,222)	(23,731)
Issue of ordinary shares	1,930	69,594	2,466	69,594
Acquisition of interests in an associate	(100,933)	-	(100,933)	-
Contribution from minority interest	30,280	-	30,280	-
Net cash advanced from (repaid to) Pacific Andes International Holdings Limited and its subsidiaries	366	73	(476)	(2,352)
Net cash advanced to associates	(87,742)	-	(87,742)	-
Net bank borrowings raised (repaid)	170,766	57,775	(271,347)	122,773
Net cash (used in) from financing activities	(13,555)	103,711	(455,974)	166,284
Net (decrease) increase in cash and cash equivalents	(133,775)	95,882	(126,736)	30,621
Cash and cash equivalents at beginning of the period	193,899	93,873	186,860	159,134
Cash and cash equivalents at end of the period	60,124	189,755	60,124	189,755

1(d) (i) A statement for PAH and the PAH Group showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Share capital	Share premium	Revaluation reserve	Exchange translation reserve	Goodwill	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
PAH Group							
Balance at 1 April 2003	417,956	-	33	(18)	(24,883)	312,177	705,265
Net profit	-	-	-	-	-	14,151	14,151
Balance at 30 June 2003	417,956	-	33	(18)	(24,883)	326,328	719,416
Share issued at premium	45,068	24,526	-	-	-	-	69,594
Final dividend for FY2003	-	-	-	-	-	(23,731)	(23,731)
Net profit	-	-	-	-	-	23,445	23,445
Balance at 30 September 2003	463,024	24,526	33	(18)	(24,883)	326,042	788,724
Balance at 1 April 2004	463,024	24,272	33	(18)	(24,883)	378,792	841,220
Exercise of warrants	536	-	-	-	-	-	536
Net profit	-	-	-	-	-	15,491	15,491
Balance at 30 June 2004	463,560	24,272	33	(18)	(24,883)	394,283	857,247
Exercise of warrants	1,930	-	-	-	-	-	1,930
Final dividend for FY2004	-	-	-	-	-	(28,222)	(28,222)
Net profit	-	-	-	-	-	34,021	34,021
Balance at 30 September 2004	465,490	24,272	33	(18)	(24,883)	400,082	864,976
PAH							
Balance at 1 April 2003	417,956	-	-	-	-	283,320	701,276
Net profit	-	-	-	-	-	64	64
Balance at 30 June 2003	417,956	-	-	-	-	283,384	701,340
Share issued at premium	45,068	24,526	-	-	-	-	69,594
Final dividend for FY2003	-	-	-	-	-	(23,731)	(23,731)
Net profit	-	-	-	-	-	50,016	50,016
Balance at 30 September 2003	463,024	24,526	-	-	-	309,669	797,219
Balance at 1 April 2004	463,024	24,272	-	-	-	304,743	792,039
Exercise of warrants	536	-	-	-	-	-	536
Net loss	-	-	-	-	-	(374)	(374)
Balance at 30 June 2004	463,560	24,272	-	-	-	304,369	792,201
Exercise of warrants	1,930	-	-	-	-	-	1,930
Final dividend for FY2004	-	-	-	-	-	(28,222)	(28,222)
Net profit	-	-	-	-	-	1,537	1,537
Balance at 30 September 2004	465,490	24,272	-	-	-	277,684	761,446



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Pacific Andes International Holdings Limited (the "**Company**") will be held at 2:30 p.m. on Thursday, 9th September, 2004 at Dynasty Club, 7th Floor, South West Tower, Convention Plaza, Wanchai, Hong Kong for the following purposes:

Ordinary business

1. To receive and consider the audited consolidated financial statements of the Company and the directors' report and auditors report for the year ended 31st March, 2004.
2. *To declare a final dividend for the year ended 31st March, 2004.*
3. To re-elect directors of the Company and to authorise the board of the directors of the Company to fix their remuneration.
4. To re-appoint the auditors of the Company and to authorise the board of the directors of the Company to fix their remuneration.

Special business

5. By way of special business, to consider and if thought fit, pass with or without modification the following resolutions numbered I, II, III and IV, respectively, as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

I. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "**Directors**") during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to issue, allot and deal with shares of HK$0.10 each in the capital of the Company (the "**Shares**") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to

(i) a Rights Issue (as defined in paragraph (d) below);

(ii) the exercise of rights of subscription or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to employees and/or officers of the Company and/or any of its subsidiaries and/or any other eligible participants of any such scheme or arrangement of Shares or rights to acquire Shares; and

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company,

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"**Rights Issue**" means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

II. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) below) of all the powers of the Company to repurchase its securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the *Company in issue as at the date of the passing of this Resolution and the aggregate amount of warrants to* subscribe for or purchase Shares (or other relevant class of securities) which may be repurchased pursuant to such approval shall not exceed 10 per cent. of the aggregate amount of the warrants (or other relevant class of securities) of the Company outstanding as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

III. "**THAT** conditional upon the passing of the Ordinary Resolutions numbered I and II as set out in the notice of this meeting, the general mandate granted to the Directors to exercise the powers of the Company to issue, allot and otherwise deal with Shares or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to Ordinary Resolution numbered I above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered II above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of Ordinary Resolution numbered II above."

IV. "**THAT** conditional upon the Listing Committee of the Stock Exchange granting the listing of and permission to deal in any Shares to be issued pursuant to the exercise of options under a new share option scheme of the Company (the "New Scheme", a copy of which has been produced to this meeting marked "A" and initialed by the Chairman of this meeting for the purpose of identification):

(a) the New Scheme be and is hereby approved and adopted;

(b) the Board (as defined in the New Scheme) be and is hereby authorised to administer the New Scheme and to grant options to any Participant (as defined in the New Scheme) in accordance with the rules and the provisions of the New Scheme;

(c) the exercise by the Directors of all the powers of the Company to issue, allot and deal with any Shares pursuant to the exercise of options under and in accordance with the New Scheme be and is hereby generally and unconditionally approved; and

(d) the Board be and is hereby authorised to do all such other acts and things as may be necessary or expedient as it thinks fit in order to give effect to the New Scheme."

6. By way of special business, to consider and if thought fit, pass with or without modification the following resolution as a special resolution of the Company:

SPECIAL RESOLUTION

"THAT the Bye-Laws of the Company be amended as follows:

(a) By adding the following new definition for "associate" immediately after the definition for "the Act" in Bye-Law 1:

""associate" has the meaning ascribed to it under the Listing Rules;"

(b) By deleting the existing definition for "Clearing House" in Bye-Law 1 and substituting therefor the following new definition:

""Clearing House" means a clearing house or authorized share depository recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;"

(c) By adding the following new definition for "the Listing Rules" immediately after the definition for ""dollars" or "HK$"" in Bye-Law 1:

""the Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;"

(d) By adding the following new Bye-Law 74A immediately after Bye-Law 74:

"74A. Notwithstanding anything in these Bye-Laws, where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction *shall not be counted*."

(e) By adding the following new paragraph as the second paragraph immediately after the first paragraph of Bye-Law 89:

"The minimum 7 days' period for lodgment of the notices referred to in the preceding paragraph will commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting. For the avoidance of doubt, this paragraph applies for the purpose of calculating the minimum 7 days' period, and it does not prevent the Company from accepting the notices referred to in the preceding paragraph earlier than the time when the notice of the general meeting referred to in this paragraph is despatched."

(f) By deleting the existing Bye-Laws 112(E) and (F), and adding the following new Bye-Law 112A immediately after the amended Bye-Law 112:

"112A. (A) Notwithstanding anything in these Bye-Laws, a Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Directors approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest, but this prohibition shall not apply and a Director may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters:

(i) the giving to him or any of his associates of any guarantee, indemnity or security in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself or any of his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associate(s) is/are or is/are to be *interested as a participant in the underwriting or sub-underwriting of the offer;*

(iv) any proposal concerning any other company in which he or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which he or his associate(s) is/are beneficially interested in shares of that company, provided that he and any of his associates are not in aggregate beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(v) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including (a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which he or his associate(s) may benefit; or (b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to him, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of him, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(vi) any contract or arrangement in which he or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(B) Where a company in which a Director and/or his associate(s) owns 5 per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction. A company shall be deemed to be a company in which a Director and/or his associate(s) owns 5 per cent. or more if and so long as (but only if and so long as) he and/or his associate(s) (either directly or indirectly) are the holders of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(C) If any question arises at any meeting of the Directors as to the materiality of an interest of a Director (other than the chairman of the meeting) or any of his associates or as to the entitlement of any Director (other than the chairman of the meeting) to vote and the question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the Director and/or any of his associates concerned, so far as known to him, has not been fairly disclosed. If any question shall arise in respect of the chairman of the meeting or any of his associates and is not resolved by his voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the Directors (for which purpose the chairman shall neither be counted in the quorum nor vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chairman or any of his associates, so far as known to him, has not been fairly disclosed."

(g) By adding the phrase "Subject to Bye-Law 112A insofar as is applicable:" as the commencement phrase for Bye-Law 112 such that Bye-Law 112 will be subject to the provisions of the newly added Bye-Law 112A."

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

10th August, 2004

Principal place of business in Hong Kong:
Rooms 3201-3215
Hong Kong Plaza
188 Connaught Road West
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote in his stead at the meeting and any such member who is a holder of 2 or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his stead. A proxy need not be a member of the Company. A member may not appoint more than 2 proxies to attend on the same occasion.
2. To be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company's branch share registrar in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting on any adjourned meeting should you so wish.
3. The Register of Members will be closed from Tuesday, 7th September 2004 to Thursday, 9th September 2004, both days inclusive, *during which period no transfer of shares can be registered.*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT

For the six months ended 30 September 2004



UNAUDITED INTERIM RESULTS

The Board of Directors ("the Directors") of Pacific Andes International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2004 together with the unaudited comparative figures for the corresponding period in 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2004

		Six months ended	
	Notes	**30.9.2004 HK$'000 (unaudited)**	30.9.2003 HK$'000 (unaudited)
Turnover	*3*	**1,970,153**	1,695,213
Cost of sales		**(1,741,640)**	(1,497,710)
Gross profit		**228,513**	197,503
Other operating income		**4,754**	9,378
Selling and distribution expenses		**(48,331)**	(42,348)
Administrative expenses		**(72,414)**	(63,310)
Profit from operations	*4*	**112,522**	101,223
Finance costs		**(36,431)**	(35,359)
		76,091	65,864
Share of results of associates		**11,603**	94
Profit before taxation		**87,694**	65,958
Taxation	*5*	**(2,750)**	(2,865)
Profit before minority interests		**84,944**	63,093
Minority interests		**(24,324)**	(14,235)
Net profit for the period		**60,620**	48,858
Dividend	*6*	**–**	–
Earnings per share	*7*		
Basic		**HK6.1 cents**	HK6.8 cents
Diluted		**HK6.0 cents**	HK6.5 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 September 2004

	Notes	**30.9.2004 HK$'000 (unaudited)**	31.3.2004 HK$'000 (audited)
NON-CURRENT ASSETS			
Property, plant and equipment	*8*	**365,605**	334,959
Investment properties		**55,900**	55,900
Goodwill		**16,175**	16,757
Negative goodwill		**(3,080)**	(3,166)
Interests in associates	*9*	**114,111**	2,214
Investments in securities		**23,891**	23,891
		572,602	430,555
CURRENT ASSETS			
Inventories		**1,031,613**	888,038
Trade and other receivables	*10*	**806,778**	1,164,664
Trade receivables with insurance coverage	*11*	**257,946**	352,317
Advances to suppliers		**12,584**	–
Trade receivables from associates		**52,437**	61,617
Amounts due from associates		**93,896**	7,279
Tax recoverable		**320**	320
Pledged deposits		**1,923**	3,788
Bank balances and cash		**130,647**	358,458
		2,388,144	2,836,481
CURRENT LIABILITIES			
Trade and other payables	*12*	**106,425**	157,244
Discounting advances drawn on trade receivables with insurance coverage		**146,404**	170,031
Taxation		**5,028**	2,833
Bank borrowings	*13*	**905,490**	1,251,392
Dividend payable		**48,942**	–
		1,212,289	1,581,500
NET CURRENT ASSETS		**1,175,855**	1,254,981
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,748,457**	1,685,536
NON-CURRENT LIABILITIES			
Bank borrowings	*13*	**77,765**	71,624
Deferred taxation		**15,950**	15,950
		93,715	87,574
MINORITY INTERESTS		**410,916**	366,484
NET ASSETS		**1,243,826**	1,231,478
CAPITAL AND RESERVES			
Share capital	*14*	**99,942**	99,882
Share premium and reserves		**1,143,884**	1,131,596
SHAREHOLDERS' FUNDS		**1,243,826**	1,231,478

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 September 2004

	Share capital HK$'000	Share premium HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Goodwill reserve HK$'000	Special reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 April 2003									
– as originally stated	71,089	296,061	(3,756)	26,698	(109,611)	9,800	2,539	491,280	784,100
– prior period adjustment on adoption of HK SSAP 12 "Deferred tax"	–	–	–	(7,639)	(5,458)	–	–	255	(12,842)
– as restated	71,089	296,061	(3,756)	19,059	(115,069)	9,800	2,539	491,535	771,258
Share issued at a premium	1,521	11,503	–	–	–	–	–	–	13,024
Net revaluation increase not recognised in the income statement	–	–	8,820	–	–	–	–	–	8,820
Deferred tax liability attributable to change in tax rate	–	–	–	(393)	–	–	–	–	(393)
Goodwill reserve realised on deemed disposal of interest in a non-wholly owned subsidiary	–	–	–	–	(2,470)	–	–	–	(2,470)
Net profit for the period	–	–	–	–	–	–	–	48,858	48,858
At 30 September 2003	72,610	307,564	5,064	18,666	(117,539)	9,800	2,539	540,393	839,097
At 1 April 2004	99,882	633,304	–	29,337	(115,069)	9,800	2,539	571,685	1,231,478
Share issued at a premium	60	610	–	–	–	–	–	–	670
Net profit for the period	–	–	–	–	–	–	–	60,620	60,620
Dividend	–	–	–	–	–	–	–	(48,942)	(48,942)
At 30 September 2004	99,942	633,914	–	29,337	(115,069)	9,800	2,539	583,363	1,243,826

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 September 2004

	Six months ended	
	30.9.2004	30.9.2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Net cash from (used in) operating activities	**264,643**	(52,208)
Net cash used in investing activities	**(142,046)**	(61,255)
Net cash (used in) from financing	**(346,523)**	162,479
Net (decrease) increase in cash and cash equivalents	**(223,926)**	49,016
Cash and cash equivalents at beginning of the period	**343,420**	193,680
Cash and cash equivalents at end of the period	**119,494**	242,696
Represented by:		
Bank balances and cash	**130,647**	251,837
Bank overdrafts	**(11,153)**	(9,141)
	119,494	242,696

Notes:

1. **Basic of Preparation**

The unaudited condensed consolidated financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Principal Accounting Policies**

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and investments in securities.

The accounting policies adopted are consistent with those adopted in the preparation of the Group's annual financial statements for the year ended 31 March 2004, except as described below.

In the current period, the Group has adopted SSAP 36 "Agriculture". The principal effect of the adoption of SSAP 36 is in relation to the agricultural activity undertaken by its subsidiaries. SSAP 36 requires the measurement of biological assets and agricultural produce at their fair value less estimated point-of-sale costs at each balance sheet date. The gain or loss arising from a change in fair value less estimated point-of-sale costs is included in the profit or loss for the period in which it arises. The adoption of SSAP 36 has had no material effect on the results for the current or prior accounting periods.

3. **Turnover and Segment Information**

The turnover and segment results of the Group for the six months ended 30 September 2004 and 30 September 2003, analysed by principal activity and geographical market are as follows:

Business segments

For management purposes, the Group is currently organised into four operating divisions – frozen fish, fillets and portions, shipping services and vegetables. These divisions are the basis on which the Group reports its primary segment information.

For the six months ended 30 September 2004

	Frozen *fish* HK$'000 (unaudited)	Fillets and *portions* HK$'000 (unaudited)	Shipping *services* HK$'000 (unaudited)	*Vegetables* HK$'000 (unaudited)	*Total* HK$'000 (unaudited)
TURNOVER					
External sales *(note)*	964,695	980,312	11,443	13,703	1,970,153
RESULT					
Segment results	84,143	97,130	1,360	983	183,616
Unallocated corporate expenses					(71,094)
Profit from operations					112,522
Finance costs					(36,431)
Share of results of associates					
– allocated	12,677	109	–	–	12,786
– unallocated	–	–	–	–	(1,183)
Profit before taxation					87,694
Taxation					(2,750)
Profit before minority interests					84,944

For the six months ended 30 September 2003

	Frozen fish HK$'000 (unaudited)	Fillets and portions HK$'000 (unaudited)	Shipping services HK$'000 (unaudited)	Vegetables HK$'000 (unaudited)	Total HK$'000 (unaudited)
TURNOVER					
External sales *(note)*	871,241	800,402	6,970	16,600	1,695,213
RESULT					
Segment results	69,395	84,243	(93)	1,610	155,155
Unallocated corporate expenses					(53,932)
Profit from operations					101,223
Finance costs					(35,359)
Share of results of associates	–	94	–	–	94
Profit before taxation					65,958
Taxation					(2,865)
Profit before minority interests					63,093

Note: There is no inter-segment sales between different business segments for the six months ended 30 September 2004 and 30 September 2003.

Geographical segments

The Group's operations are mainly located in the People's Republic of China (the "PRC"), North America, Western Europe and Japan.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Six months ended	
	30.9.2004	30.9.2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
PRC	**928,118**	807,813
North America	**434,236**	419,325
Western Europe	**518,432**	367,294
Japan	**50,403**	76,529
Other	**38,964**	24,252
	1,970,153	1,695,213

4. PROFIT FROM OPERATIONS

Profit from operations has been arrived at after charging (crediting):

	Six months ended	
	30.9.2004	30.9.2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Depreciation	**12,340**	11,728
Amortisation of goodwill included in administrative expenses	**1,221**	–
Loss (gain) on deemed disposal of interest in subsidiary	**1,145**	(377)

5. TAXATION

	Six months ended	
	30.9.2004	30.9.2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
The charge comprises:		
Current tax		
Hong Kong	**2,750**	2,694
Other jurisdictions	**–**	110
	2,750	2,804
Deferred tax		
Attributable to change in tax rate in Hong Kong	**–**	61
	2,750	2,865

Hong Kong Profits Tax is calculated at 17.5% (six months ended 30.9.2003: 17.5%) of the estimated assessable profit for the period.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A substantial portion of the Group's profit neither arose in, nor is derived from Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

6. DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 30 September 2004.

On 5 October 2004, a dividend of HK4.9 cents (2003: HK4.5 cents) was paid to shareholders as the final dividend for the year ended 31 March 2004.

7. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.9.2004	30.9.2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Earnings for the purposes of calculation of basic and diluted earnings per share	**60,620**	48,858
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	**999,116,420**	713,888,351
Effect of dilutive potential ordinary shares in respect of:		
Share options	**2,962,824**	3,207,942
Warrants	**–**	34,016,987
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	**1,002,079,244**	751,113,280

8. MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent HK$10,977,000 and HK$21,868,000 on the acquisition of plant and equipment and land and buildings respectively. The Group also incurred HK$2,491,000 for construction in progress in order to facilitate its processing capabilities.

9. INTERESTS IN ASSOCIATES

	30.9.2004 HK$'000 (unaudited)	31.3.2004 HK$'000 (audited)
Share of net assets	76,333	2,214
Unamortised goodwill on acquisition of an associate	37,778	–
	114,111	2,214

During the period, the Group spent HK$100,933,000 on the acquisition of an associate. The amount of goodwill arising as a result of the acquisition was HK$38,417,000.

10. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade receivables of HK$414,015,000 (31.3.2004: HK$672,233,000) and bills receivable of HK$70,850,000 (31.3.2004: HK$129,880,000). The Group maintains a defined credit policy. For sales of goods, the Group allows an average credit period of 30 days to 120 days to its trade customers. The aged analysis of trade receivables and bills receivables at the balance sheet date is as follows:

	30.9.2004 HK$'000 (unaudited)	31.3.2004 HK$'000 (audited)
Less than 30 days	152,791	345,609
31 – 60 days	125,783	311,409
61 – 90 days	109,203	41,138
91 – 120 days	96,729	75,779
Over 120 days	359	28,178
	484,865	802,113

11. TRADE RECEIVABLES WITH INSURANCE COVERAGE

Included in the trade receivables with insurance coverage are discounted trade receivables of HK$139,139,000 (31.3.2004: HK$162,619,000) which have been discounted to certain banks under the receivable discounting advance facilities.

The aged analysis of the trade receivables with insurance coverage at balance sheet date is as follows:

	30.9.2004 HK$'000 (unaudited)	31.3.2004 HK$'000 (audited)
Less than 30 days	172,349	201,457
31 – 60 days	61,631	117,293
61 – 90 days	20,446	14,573
91 – 120 days	983	17,567
Over 120 days	2,537	1,427
	257,946	352,317

12. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables of HK$35,014,000 (31.3.2004: HK$58,626,000). The aged analysis of trade payables at the balance sheet date is as follows:

	30.9.2004	31.3.2004
	HK$'000	HK$'000
	(unaudited)	(audited)
Less than 30 days	**21,089**	33,084
31 – 60 days	**7,704**	25,176
61 – 90 days	**6,096**	333
Over 90 days	**125**	33
	35,014	58,626

Included in trade and other payable are advances from third parties of HK$30,110,000 (31.3.2004: HK$25,428,000) which bear interest at prevailing market rate and were secured by inventories of HK$40,146,000 (31.3.2004: HK$33,904,000).

13. BANK BORROWINGS

During the period, the Group made a net repayment of HK$335,876,000 in bank borrowings. The borrowings bear interest at market rates.

During the period, the Group also obtained approximately HK$53,150,000 new banking facilities. The banking facilities were obtained to finance the working capital of the Group.

14. SHARE CAPITAL

During the period, 600,000 share options were exercised by the holders to subscribe for 600,000 ordinary shares in the Company at an exercise price of HK$1.1168 per share.

15. CAPITAL COMMITMENTS

At 30 September 2004, the Group had capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the financial statements amounted to HK$10,967,000 (31.3.2004: HK$12,088,000).

16. CONTINGENT LIABILITIES

At 30 September 2004, the Group had contingent liabilities in respect of bills discounted with recourse of approximately HK$60,620,000 (31.3.2004: HK$229,946,000).

17. **PLEDGE OF ASSETS**

At 30 September 2004, the Group has pledged land and buildings and investment properties with aggregate carrying values of approximately HK$191,488,000 (31.3.2004: HK$171,567,000) and HK$18,300,000 (31.3.2004: HK$18,300,000) respectively, as collateral for mortgage loans granted to the Group by certain banks.

Inventories of HK$384,786,000 (31.3.2004: HK$213,239,000) were also pledged as security for the revolving inventory financing facilities obtained from banks.

In addition, shares of certain subsidiaries were pledged as securities for revolving inventory financing obtained from banks.

18. **RELATED PARTY TRANSACTIONS**

(a) During the period, the Group entered into following significant transactions with certain associates of the Group.

	Six months ended	
	30.9.2004	30.9.2003
	HK$'000	HK$'000
	(unaudited)	*(unaudited)*
Sales of frozen seafood *(note i)*	**178,622**	153,719
Purchases of frozen seafood *(note i)*	**17,470**	–
Administrative income *(note ii)*	**2,512**	3,467

Notes:

(i) Sales and purchases of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percentage profit mark-up.

(ii) Administrative income was charged to an associate on a cost allocation basis.

(b) Included in the discounting advances drawn on trade receivables with insurance coverage is an amount of HK$21,179,000 (31.3.2004: HK$23,674,000) which were drawn from discounting trading receivables with insurance coverage of an associate of HK$23,532,000 (31.3.2004: HK$26,304,000).

RESULTS

Pacific Andes recorded encouraging results in the first half of FY2005, with turnover increased 16.2% to HK$1,970.2 million and net profits up 24.1% to HK$60.6 million. Earnings per share in the review period is HK6.1 cents.

Despite that there were signs of recovery in the consumer markets around the world, the prevailing operating environment was still volatile. Over the past six months, we were confronting with various challenges — persistently high raw material price, increasing freight cost due to the hefty oil price. However, achieving economies of scale and improved efficiency of our processing facilities, we successfully overcame these challenges and maintained a similar gross margin.

On 12 July 2004, the Group's Singapore listed subsidiary, Pacific Andes (Holdings) Limited, completed the acquisition of a 34.93% beneficial interest in China Fisheries International Limited ("China Fish") at a total consideration of approximately HK$70.7 million. China Fish is principally engaged in fishing and the provision of fishing management services for fishing vessels. The strategic acquisition enables the Group to move towards achieving the corporate goal of expanding its business scope to cover fishing activities, further integrating the current business operation and enhancing the profit margins.

The investment in China Fish was proven correct as this brought in immediate reward to the Group. China Fish, with an accounting year ending 31 December, recorded an unaudited profit for the nine months ended 30 September 2004 of approximately HK$128.7 million.

As the Group had only been able to recognize the contribution from China Fish starting from 13 July 2004, net profit contribution from China Fish during the period under review is approximately HK$4.68 million.

DIVIDEND

In line with the Group's set policy of paying out one third of its net profits to shareholders once every year as final dividend, the Directors does not declare any interim dividend for the six months ended 30 September 2004.

BUSINESS REVIEW AND PROSPECTS

Frozen Fish

During the period under review, sales of frozen fish, primarily sold to the PRC market, increased 10.7% to HK$964.7 million, accounting for 49.0% of the Group's total sales. Correspondingly, sales to the PRC rose 14.9%, from HK$807.8 million in the first half of FY2004 to HK$928.1 million in the first half of FY2005.

The sales of frozen fish grew mainly due to the continuously increasing urban and rural consumption of fishery products in the PRC. As Chinese consumers' income and purchasing power continues to rise, the Group is optimistic about the capturing market potential of the PRC for its frozen fish products.

Fillets and Portions

Sales of fillets and portions increased 22.5% from HK$800.4 million in the first half of FY2004 to HK$980.3 million in the first half of FY2005, accounting for 50% of total sales. The sales growth was driven by the continual relocation of fillet and portion processing from different parts of the world to the PRC and the increasing demand for light meals and convenience food products in the EU countries.

Reflecting this trend, our sales to Western Europe surged 41.2% from HK$367.3 million in the first half of FY2004 to HK$518.4 million in the first half of FY2005.

FINANCIAL REVIEW

The Group centralized the funding of all its operations at the Group level. This policy allows the Group better control of treasury operations and lowers the average cost of funds. The Group's major borrowings are in US Dollars and HK Dollars. Borrowings are based on LIBOR or HK Best Lending rates. As the Group's revenue is mainly in US Dollars and major payments are either in US Dollars or HK Dollars, currency risk is relatively low.

As at 30 September 2004, total borrowings amounted to HK$1,129.7 million from last year's HK$1,493.0 million. Cash on hand amounted to HK$132.6 million. The Group continues its policy of maintaining a prudent gearing ratio, resulting in a net debt to equity ratio of 52%.

Employees and Remuneration

As at 30 September 2004, the Group had a total number of 5,483 employees.

The Group recognises the importance of its employees who contribute to the business and offers remuneration packages in line with industry standards. These are subject to annual review. Bonuses may be awarded to employees based on individual performance and the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited each has an employees' share option scheme to allow the granting of share option to selected eligible employees depending on their contribution to the Company.

PROSPECTS

The PRC will continue to be our sales focus. As demand there for frozen fish and seafood products is expected to continue to grow, the Group will continue to expand its operations in the market. The thrust will primarily be towards profit margin enhancement and expansion of marketing activities.

The Group will also expand our fishing operation through China Fish to have greater access in the supply of raw materials.

To consolidate and strengthen its processing capacity, the Group is constructing a new processing plant in Hongdao, hub of the Qingdao Marine Scientific & Technological Development Zone. A ground-breaking ceremony for the new plant was held on 1 November 2004. When the new plant is completed, the Group will be able to expand its product mix to include a larger proportion of higher margin products and to grow existing and new markets. In addition, the Group will introduce advanced technology in frozen seafood processing, which will significantly enhance its production yield and profitability in the long term.

The key to success for its frozen seafood business is the direct result of the Group's ability to consistently satisfy its evolving preferences of the consumer marketplace. In view of the increasing demand for high quality products that fit their healthy lifestyles, the Group is set to develop more diversified and premium products.

To cope with increasing competition from other food sectors, it is crucial that the Group continue to develop and market new products. Our Fine Food Division expects to see sustainable profitability and enhanced ability to offer new products. This will further extend Pacific Andes' reach in the worldwide market.

The management believes that the success of Pacific Andes in the long run hinges its capability to enhance its economies of scale and the operational efficiency of its business from net in the ocean to plates. In summary, our business is well positioned to deliver better results in the second half of the year.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

At 30 September 2004, the interests and short positions of the directors and chief executive and their associates in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive or any associated corporation is taken or deemed to have under such provisions of the SFO), or which were required to be entered in the register maintained by the Company pursuant to Section 352 of the SFO, or which required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by directors of listed companies, were as follows:

(i) Shares

	Number of ordinary shares held (long positions)			
Name of directors	**Personal interests**	**Family interests**	**Corporate interests**	**Percentage of the issued share capital of the Company**
Ng Swee Hong	–	–	505,785,438 *(note a)*	50.61%
Ng Joo Siang	–	422,000 *(note b)*	–	0.04%
Ng Puay Yee	1,176,000	–	–	0.12%
Cheng Nai Ming	1,745,280	–	–	0.17%

Notes:

(a) These shares are registered in the name of N.S. Hong Investment (BVI) Limited, representing approximately 50.61% of the issued share capital of the Company, and Mr. Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his direction.

(b) These shares are held under the name of the spouse of Ng Joo Siang.

(ii) Share options scheme

The following table discloses directors' personal interests in share options to subscribe for shares in the Company:

				Number of share options and underlying shares held		
	Period during which option are exercisable	Subscription price per share HK$	Date of grant	Outstanding at 1.4.2004	Exercised during the period	Outstanding at 30.9.2004
Directors						
Ng Puay Yee	11.7.1999 to 10.7.2004	1.1168	10.7.1997	600,000	(600,000)	–
Cheng Nai Ming	21.8.2000 to 20.8.2005	0.3336	21.2.2000	4,000,000	–	4,000,000
Total number of share options held by directors				4,600,000	(600,000)	4,000,000

During the six months ended 30 September 2004, 600,000 share options to subscribe for 600,000 ordinary shares in the Company at an exercise price of HK$1.1168 per share were exercised.

Other than as disclosed above, none of the directors or chief executives or their respective associates had any personal, family, corporate or other interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required notification to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive is taken or deemed to have taken under such provisions of the SFO); or which were required pursuant to Section 352 of the SFO to be entered into the register maintained by the Company; or which are required, pursuant to Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified the Company or the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OF THE COMPANY

As at 30 September 2004, the interests and short positions of any substantial shareholders in the shares or underlying shares of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 Part XV of the SFO and have been recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO were as follows:

Name of shareholders	Capacity	Number of issued Ordinary shares held (long positions)	Percentage of the issued share capital of the Company
Ng Swee Hong	Beneficial owner	505,785,438 *(note a)*	50.61%
Cheah Cheng Hye	Beneficial owner	83,539,836 *(note b)*	8.36%

Notes:

(a) These shares are registered in the name of N.S. Hong Investment (BVI) Limited and Mr. Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his direction.

(b) Cheah Cheng Hye holds a total of 83,539,836 shares by virtue of his deemed interest in the shares held by Value Partners Limited.

Other than as disclosed above, the Company has not been notified of any persons who had interests or short positions in the shares or underlying shares of the Company, which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

BONUS ISSUE OF WARRANTS

As a token of gratitude to shareholders, the Directors are declaring the bonus issue of new warrants (the "Bonus Warrants") to the shareholders as referred to below. The Bonus Warrants will be issued under the authority of a general mandate granted to the Directors by shareholders of the Company at the annual general meeting of the Company held on 9 September, 2004 to issue and allot new shares equal to in aggregate up to 20 percent of the issued share capital of the Company as at 9 September 2004. The Directors propose the Bonus Warrants to shareholders whose names appear on the register of members of the Company (the "Register of Members") as at the close of business on Friday, 14 January 2005 on the basis of one Bonus Warrant for every five shares held by such shareholders (the "Bonus Warrant Issue"). The Bonus Warrants will be issued in registered form and will be exercisable at any time from 1 February 2005 until 31 July 2006, both dates inclusive. Each Bonus Warrant will entitle the holder thereof to subscribe for one new share at an initial subscription price of HK$1.40, subject to adjustment in accordance with the terms of the Bonus Warrants.

Fractional entitlements to the Bonus Warrants will not be issued but will be aggregated and sold for the benefit of the Company.

The Bonus Warrant Issue will be conditional upon: (i) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listings of, and permission to deal in, the Bonus Warrants and the shares falling to be issued upon the exercise of the subscription rights attached to the Bonus Warrants; and (ii) if necessary, the Bermuda Monetary Authority granting approval for the issue of the Bonus Warrants pursuant to the Bonus Warrant Issue and the shares falling to be issued upon the exercise of the subscription rights attached to the Bonus Warrants. The Directors believe that the Bonus Warrant Issue will provide shareholders with the opportunity to participate further in the future growth of the Group.

A circular setting out the details of the Bonus Warrant Issue will be sent to the shareholders of the Company as soon as practicable.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 10 January 2005 to Friday, 14 January 2005 both days inclusive, during which period no transfer of share will be registered. In order to establish the entitlement of Bonus Warrants, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch registrar in Hong Kong, Secretaries Limited of the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on Friday, 7 January 2005.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities of the Company during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited interim financial statements for the six months ended 30 September 2004.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Statement of Audit Standards No. 700 " Engagement to review interim financial reports".

The members of the Audit Committee are Mr. Lew V. Robert (chairman), Mr. Kwok Lam Kwong, Larry, and Mr. Yeh Man Chun, Kent, the independent non-executive directors of the Company.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive directors, of the Company will retire by rotation on an average of three years and their appointments will be reviewed when they are due for re-election which in the opinion of the Company meets the objectives as the guideline set out in the Code of Best Practice.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 16 December 2004

INDEPENDENT REVIEW REPORT


Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF
PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 1 to 11.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the Directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards No. 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 September 2004.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 16 December 2004

審閱結論

根據本行進行之審閱工作（並不構成審核），本行並不知悉須對截至二零零四年九月三十日止六個月之中期財務報告作出任何重大修訂。

德勤•關黃陳方會計師行
執業會計師

香港，二零零四年十二月十六日



致：太平洋恩利國際控股有限公司董事會

緒言

本行謹根據　貴公司指示審閱載於第1至11頁之中期財務報告。

董事之責任

根據香港聯合交易所有限公司證券上市規則規定，編製中期財務報告須遵照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及相關條文規定。董事須對中期財務報告負責，本中期財務報告亦已獲董事批准。

本行之責任乃根據本行之審閱結果，對中期財務報告提出獨立總結，並按照與本行協定之聘用條款，只向作為法人團體的　閣下報告。除此以外，本報告不可作其他用途。本行概不就本報告的內容對任何其他人士負責或承擔法律責任。

所進行之審閱工作

本行按照香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」進行審閱工作。審閱範圍主要包括向集團管理層作出查詢及應用分析程序對中期財務報告進行審閱，並據此（除另有披露者外）評估所採用之會計政策及呈列方式是否貫徹應用。審閱並不包括諸如控制測試及核實資產、負債及交易等審核程序，故其範疇遠遜於審核工作，因此提供之保證範圍亦較審核工作所提供者為少。有鑑於此，本行不會對中期財務報告表達有關審核方面之意見。

最佳應用守則

據本公司董事所知，現時並無任何資料可合理顯示本公司並無遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則（「最佳應用守則」）之規定，惟非執行董事並無指定任期除外。根據本公司細則，本公司董事（包括非執行董事）平均每三年輪值告退，而彼等之任期將於重選時再作審定。本公司認為此舉與最佳應用守則訂下之宗旨相同。

承董事會命
董事總經理
黃裕翔

香港，二零零四年十二月十六日

紅利認股權證碎股配額將不予發行，惟將會彙集出售，收益撥歸本公司所有。

紅利認股權證發行須待以下條件達成後，方可作實：(i)香港聯合交易所有限公司（「聯交所」）上市委員會批准紅利認股權證及紅利認股權證所附認購權獲行使時須予發行之股份上市及買賣；及(ii)（如需要）百慕達金融管理局批准根據紅利認股權證發行發行紅利認股權證及紅利認股權證所附認購權獲行使時須予發行之股份。董事相信，紅利認股權證發行將為股東提供機會，進一步參與本集團日後發展。

本公司將於可行情況下盡快向股東寄發載有紅利認股權證發行詳情之通函。

暫停辦理股東登記

本公司將於二零零五年一月十日星期一至二零零五年一月十四日星期五（包括首尾兩日）期間暫停辦理股東登記手續，期間將不會登記任何股份過戶。為確定紅利認股權證配額，所有過戶文件連同有關股票須於二零零五年一月七日星期五下午四時正前送抵本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

買賣或贖回

截至二零零四年九月三十日止六個月，本公司或其任何附屬公司於期內概無買賣或贖回本公司任何上市證券。

審核委員會

審核委員會與管理層已審閱本集團所採納之會計原則及慣例，並討論了有關核數、內部監控及財務事宜，包括審閱截至二零零四年九月三十日止六個月之未經審核中期財務報告。

中期財務報告已由本公司之核數師按照核數準則第700號「審閱中期財務報告之委聘」之規定進行審閱。

審核委員會之成員為劉嘉彥先生（主席）、郭琳廣先生及葉文俊先生，三位均為本公司之獨立非執行董事。

主要股東於本公司股份、相關股份之權益及短倉

於二零零四年九月三十日，根據證券及期貨條例第十五部第2及第3分部規定已向本公司披露，及根據證券及期貨條例第336條規定已記入由本公司存置之記錄冊內關於任何主要股東於本公司之股份或相關股份之權益及短倉如下：

股東姓名	身分	所持已發行普通股數目（長倉）	佔本公司已發行股本百分比
黃垂豐	實益擁有人	505,785,438 *（附註a）*	50.61%
謝清海	實益擁有人	83,539,836 *（附註b）*	8.36%

附註：

(a) 此等股份以N.S. Hong Investment (BVI) Limited名義登記，且因N.S. Hong Investment (BVI) Limited一向按黃垂豐先生指示行事，故黃垂豐先生被視為擁有該等股份之權益。

(b) 因謝清海被視為於惠理基金所持有之總數為83,539,836股股份中擁有權益，故被視為持有該等股份。

除上文披露者外，概無任何人士通知本公司其擁有根據證券及期貨條例第336條規定需記入由本公司存置之記錄冊內本公司之股份或相關股份之權益或短倉。

發行紅利認股權證

為答謝股東，董事宣佈如下文所述向股東發行新紅利認股權證（「紅利認股權證」）。紅利認股權證將根據本公司股東於二零零四年九月九日舉行之本公司股東週年大會，授予董事發行及配發相等於本公司於二零零四年九月九日之已發行股本最多合共20%之新股份的一般授權之權力予以發行。董事建議按股東每持有五股股份可獲發一份紅利認股權證之基準，向於二零零五年一月十四日星期五營業時間結束時名列本公司股東名冊（「股東名冊」）之股東發行紅利認股權證（「紅利認股權證發行」）。紅利認股權證將以記名形式發行，可於二零零五年二月一日至二零零六年七月三十一日期間（包括首尾兩日）任何時間行使。每份紅利認股權證授權有關持有人按初步認購價1.40港元認購一股新股份，認購價可根據紅利認股權證條款予以調整。

附註：

(a) 該等股份以N.S. Hong Investment (BVI) Limited名義登記，佔本公司已發行股本約50.61%，黃垂豐先生則因N.S. Hong Investment (BVI) Limited一向按其指示行事而被視為擁有該等股份之權益。

(b) 該等股份由黃裕翔之配偶所持有。

(ii) 認購權計劃

下表披露董事擁有可認購本公司股份之認購權個人權益：

	認購權可予行使期間	每股認購價	授出日期	所持認購權及相關股份數目 於二零零四年四月一日未行使	期內已行使	於二零零四年九月三十日未行使
		港元				
董事						
黃培圓	一九九九年七月十一日至二零零四年七月十日	1.1168	一九九七年七月十日	600,000	(600,000)	–
鄭乃銘	二零零零年八月二十一日至二零零五年八月二十日	0.3336	二零零零年二月二十一日	4,000,000	–	4,000,000
董事所持認購權總數				4,600,000	(600,000)	4,000,000

於截至二零零四年九月三十日止六個月內，600,000份行使價每股1.1168港元之認購權已行使，以認購本公司600,000股普通股。

除上文披露者外，董事或行政總裁或彼等各自之聯繫人士概無於本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份及公司債券中擁有任何根據證券及期貨條例第十五部第7及第8分部規定需通知本公司及聯交所；或根據證券及期貨條例第352條規定需記入由本公司存置之記錄冊內；或根據上市規則所載上市公司董事進行證券交易的標準守則需通知本公司或聯交所之個人、家族、公司或其他權益或短倉（包括根據證券及期貨條例條文由或視為由任何該等董事或行政總裁持有之權益及短倉）。

冷凍海產業務成功關鍵在於本集團能否繼續滿足消費者市場不斷轉變之喜好。由於要迎合消費者之健康生活方式，優質產品需求日增，故本集團銳意開發更多元化的高級產品。

為應付其他食品範疇愈趨激烈的競爭，繼續發展及推廣新產品對本集團至為重要。本集團精緻食品部預期可持續取得盈利，並提升提供新產品之能力，從而進一步擴大太平洋恩利於世界各地市場之業務範圍。

管理層相信，太平洋恩利之長遠成功取決於其能否於捕魚以至製成品方面提升規模經濟效益及業務營運效率。總括而言，本集團業務已準備就緒，於本年度下半年創造佳績。

董事於本公司股份、相關股份及公司債券之權益及短倉

於二零零四年九月三十日，根據證券及期貨條例（「證券及期貨條例」）第十五部第7及第8分部規定需通知本公司及香港聯合交易所有限公司，或根據證券及期貨條例第352條規定需記入由本公司存置之記錄冊內，或根據上市公司董事進行證券交易的標準守則需通知本公司及聯交所關於董事及行政總裁及彼等之聯繫人士於本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份或公司債券之權益及短倉（包括根據證券及期貨條例條文由或視為由任何該等董事或行政總裁或任何相聯法團持有之權益及短倉）如下：

(i) **股份**

	所持普通股數目（長倉）			
董事姓名	**個人權益**	**家族權益**	**公司權益**	**佔本公司已發行股本百分比**
黃垂豐	–	–	505,785,438 *（附註a）*	50.61%
黃裕翔	–	422,000 *（附註b）*	–	0.04%
黃培圓	1,176,000	–	–	0.12%
鄭乃銘	1,745,280	–	–	0.17%

魚柳及魚切塊

魚柳及魚切塊銷售額由二零零四財政年度上半年度的800,400,000港元增加22.5%至二零零五財政年度上半年度的980,300,000港元，佔總銷售額50%。銷售額增長受世界各地的魚柳及魚切塊加工廠紛紛遷往中國以及歐盟國家對輕便食品的需求日增所帶動。

本集團的西歐銷售額由二零零四財政年度上半年度的367,300,000港元急升41.2%至二零零五財政年度上半年度的518,400,000港元，反映了上述趨勢。

財務回顧

本集團採取集中化資金運作。此政策使本集團更能控制資金運作，而且降低資金的平均成本。本集團的主要借貸有美元和港元。借款以LIBOR（倫敦銀行同業拆息利率）或香港最優惠貸款利率計息。由於本集團的收入主要是美元，而主要付款是美元或港元，所以貨幣風險相當低。

到二零零四年九月三十日為止，貸款總額為1,129,700,000港元，去年則為1,493,000,000港元。手持現金為132,600,000港元。本集團繼續採取維持審慎負債比率的政策，淨資產負債比率為52%。

僱員及酬金

於二零零四年九月三十日，本集團總共僱有5,483名僱員。

本集團深明僱員對業務貢獻之重要性。本集團根據行業標準釐定薪酬待遇，並會每年作出檢討。本集團可按照僱員個別表現及本集團業績向僱員發放花紅，其他員工福利包括醫療津貼及強制性公積金。本公司及其非全資附屬公司太平洋恩利（控股）有限公司各設有僱員認購權計劃，可按選定之合資格僱員對本公司之貢獻向其授出認購權。

展望

中國將繼續成為我們的銷售重點。由於對冷凍魚類和海產的需求可望持續增長，本集團將會繼續擴大該市場的業務，並朝著增加利潤和加強市場推廣的目標前進。

本集團亦將透過中漁國際擴展其捕魚業務，以取得更多海產供應。

為整合及加強本集團加工能力，本集團現於青島海洋科技開發區之樞紐紅島興建一座新加工廠房。新廠房的動土儀式已於二零零四年十一月一日舉行。新廠房落成後，本集團將可擴展其產品組合，以包括大部分高邊際利潤產品，並發展現有及新市場。此外，本集團將引入冷凍海產加工的先進技術，從而長遠大幅提升生產率及盈利能力。

業績

於二零零五財政年度上半年，太平洋恩利取得令人鼓舞的業績，營業額增加16.2%至1,970,200,000港元，且淨溢利增加24.1%至60,600,000港元。回顧期內之每股盈利為6.1港仙。

儘管世界各地消費市場出現復甦跡象，惟現時經營環境仍然不穩。於過去六個月，本集團面對原材料價格持續高企及油價上漲導致運費增加等重重挑戰。然而，本集團憑着具規模經濟效益及已改進營運效率之加工設施，成功克服上述挑戰，毛利率維持於去年相若水平。

於二零零四年七月十二日，本集團之新加坡上市附屬公司太平洋恩利（控股）有限公司完成收購中國漁業國際有限公司（「中漁國際」）實益權益34.93%，總代價約70,700,000港元。中漁國際主要從事捕魚及為魚船提供捕魚管理服務業務。該項策略收購有助本集團擴展業務範疇至捕魚業務，進一步綜合現有業務運作及提高邊際利潤，向企業目標邁進。

投資於中漁國際為本集團帶來即時回報，足證此舉乃屬正確決定。於截至十二月三十一日止會計年度，中漁國際截至二零零四年九月三十日止九個月錄得未經審核溢利約128,700,000港元。

由於本集團僅可確認中漁國際自二零零四年七月十三日起的貢獻，於回顧期內，中漁國際對集團的淨溢利貢獻約為4,680,000港元。

股息

貫徹本集團所訂定每年向股東派發一次三分之一淨溢利作為末期股息之派息政策，董事不擬宣派截至二零零四年九月三十日止六個月之中期股息。

業務回顧及展望

冷凍魚類

於回顧期內，以中國為主要市場的冷凍魚類銷售額增加10.7%至964,700,000港元，佔本集團總銷售額49.0%。相對而言，中國銷售額由二零零四財政年度上半年度的807,800,000港元增加14.9%至二零零五財政年度上半年度的928,100,000港元。

冷凍魚類銷售額增長主要由於中國城市及鄉村的魚類產品消費持續增長所致。由於中國消費者的收入及購買力不斷提升，本集團對抓緊中國冷凍魚類產品的市場潛力抱持樂觀態度。

17 資產抵押

於二零零四年九月三十日，本集團已將賬面總值分別約191,488,000港元（二零零四年三月三十一日：171,567,000港元）及18,300,000港元（二零零四年三月三十一日：18,300,000港元）之土地及樓宇以及投資物業，作為若干銀行向本集團授出按揭貸款之抵押。

存貨384,786,000港元（二零零四年三月三十一日：213,239,000港元）亦已抵押予銀行以取得存貨循環信貸。

此外，若干附屬公司之股份已抵押予銀行以取得存貨循環信貸。

18 關連人士交易

(a) 期內，本集團與其若干聯營公司進行以下重大交易。

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	（未經審核）	（未經審核）
銷售冷凍海產食品 *（附註i）*	**178,622**	153,719
購買冷凍海產食品 *（附註i）*	**17,470**	–
行政收入 *（附註ii）*	**2,512**	3,467

附註：

(i) 冷凍海產食品乃按市價銷售和購買，或如無市場價格，則按成本加若干溢利百分比計算。

(ii) 按成本分攤基準向一間聯營公司收取行政收入。

(b) 已投保貿易應收款項之貼現墊款已包括一筆為數21,179,000港元（二零零四年三月三十一日：23,674,000港元）之數額，此數額乃由一家聯營公司之已投保貿易應收款項之貼現融資23,532,000港元（二零零四年三月三十一日：26,304,000港元）支取。

12. 貿易及其他應付款項

貿易及其他應付款項已包括貿易應付款項35,014,000港元(二零零四年三月三十一日:58,626,000港元)。於結算日之貿易應付款項賬齡分析如下:

	二零零四年九月三十日 千港元 (未經審核)	二零零四年三月三十一日 千港元 (經審核)
少於三十日	**21,089**	33,084
三十一日至六十日	**7,704**	25,176
六十一日至九十日	**6,096**	333
超過九十日	**125**	33
	35,014	58,626

貿易及其他應付款項包括第三者墊款30,110,000港元(二零零四年三月三十一日:25,428,000港元),按市場利率計息,並以為數40,146,000港元(二零零四年三月三十一日:33,904,000港元)之存貨作為抵押。

13. 銀行借貸

期內,本集團就銀行借貸作出還款淨額335,876,000港元。有關借貸按市場利率計息。

期內,本集團亦取得新銀行融資約53,150,000港元,以作本集團之營運資金。

14. 股本

期內,本公司600,000份購股權已由持有人按行使價每股1.1168港元行使,以認購600,000股普通股。

15. 資本承擔

於二零零四年九月三十日,本集團就購買物業、機器及設備有已訂約但尚未在財務報表撥備之資本開支10,967,000港元(二零零四年三月三十一日:12,088,000港元)。

16. 或然負債

於二零零四年九月三十日,本集團就附追索權之貼現票據有或然負債約60,620,000港元(二零零四年三月三十一日:229,946,000港元)。

9. **於聯營公司之權益**

	二零零四年九月三十日千港元(未經審核)	二零零四年三月三十一日千港元(經審核)
所佔資產淨值	**76,333**	2,214
收購一家聯營公司之未攤銷商譽	**37,778**	–
	114,111	2,214

期內，本集團耗資100,933,000港元收購一家聯營公司。因收購而產生之商譽為數達38,417,000港元。

10. **貿易及其他應收款項**

貿易及其他應收款項已包括貿易應收款項414,015,000港元(二零零四年三月三十一日：672,233,000港元)及應收票據70,850,000港元(二零零四年三月三十一日：129,880,000港元)。本集團繼續執行既定之信貸政策。就銷售貨物而言，本集團給予其貿易客戶之信貸期平均為三十至一百二十日。於結算日之貿易應收款項及應收票據賬齡分析如下：

	二零零四年九月三十日千港元(未經審核)	二零零四年三月三十一日千港元(經審核)
少於三十日	**152,791**	345,609
三十一日至六十日	**125,783**	311,409
六十一日至九十日	**109,203**	41,138
九十一日至一百二十日	**96,729**	75,779
超過一百二十日	**359**	28,178
	484,865	802,113

11. **已投保之貿易應收款項**

已投保之貿易應收款項已包括已按應收貼現融資貼現予若干銀行之已貼現貿易應收款項139,139,000港元(二零零四年三月三十一日：162,619,000港元)。

於結算日之已投保之貿易應收款項賬齡分析如下：

	二零零四年九月三十日千港元(未經審核)	二零零四年三月三十一日千港元(經審核)
少於三十日	**172,349**	201,457
三十一日至六十日	**61,631**	117,293
六十一日至九十日	**20,446**	14,573
九十一日至一百二十日	**983**	17,567
超過一百二十日	**2,537**	1,427
	257,946	352,317

香港利得稅按照期內估計應課稅溢利17.5%（截至二零零三年九月三十日止六個月：17.5%）計算。

在其他司法管轄權區產生之稅項乃按有關司法管轄權區當時之稅率計算。

由於本集團大部分溢利並非產生自或源自香港，故毋須繳納香港利得稅。

6. 股息

董事不擬宣派截至二零零四年九月三十日止六個月之中期股息。

於二零零四年十月五日，本公司向股東派付截至二零零四年三月三十一日止年度之末期股息每股4.9港仙（二零零三年：4.5港仙）。

7. 每股盈利

每股基本及攤薄盈利乃按下列各項計算：

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	（未經審核）	（未經審核）
計算每股基本及攤薄盈利之盈利	**60,620**	48,858
計算每股基本盈利之普通股加權平均數	**999,116,420**	713,888,351
對攤薄普通股之潛在影響：		
認購權	**2,962,824**	3,207,942
認股權證	**–**	34,016,987
計算每股攤薄盈利之普通股加權平均數	**1,002,079,244**	751,113,280

8. 物業、機器及設備之變動

期內，本集團分別耗資10,977,000港元及21,868,000港元收購機器及設備與土地及樓宇。本集團亦就在建工程產生2,491,000港元，以提升其加工產量。

按區域分類

本集團業務主要分佈於中華人民共和國(「中國」)、北美洲、西歐及日本各地。

下表載列本集團按市場區域分類的銷售分析(不論貨物/服務來源地):

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	(未經審核)	(未經審核)
中國	**928,118**	807,813
北美洲	**434,236**	419,325
西歐	**518,432**	367,294
日本	**50,403**	76,529
其他地區	**38,964**	24,252
	1,970,153	1,695,213

4. 經營溢利

經營溢利已扣除(計入)下列各項:

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	(未經審核)	(未經審核)
折舊	**12,340**	11,728
計入行政支出之商譽攤銷	**1,221**	–
視作出售於一家附屬公司權益之虧損(收益)	**1,145**	(377)

5. 稅項

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	(未經審核)	(未經審核)
稅款包括:		
本期稅項		
香港	**2,750**	2,694
其他司法管轄權區	**–**	110
	2,750	2,804
遞延稅項		
香港稅率變動應佔	**–**	61
	2,750	2,865

截至二零零四年九月三十日止六個月

	冷凍魚類 千港元 （未經審核）	魚柳及 魚切塊 千港元 （未經審核）	船務服務 千港元 （未經審核）	蔬菜 千港元 （未經審核）	總計 千港元 （未經審核）
營業額					
對外銷售（*附註*）	964,695	980,312	11,443	13,703	1,970,153
業績					
分類業績	84,143	97,130	1,360	983	183,616
未分配集團支出					(71,094)
經營溢利					112,522
財務支出					(36,431)
所佔聯營公司業績					
－已分配	12,677	109	–	–	12,786
－未分配	–	–	–	–	(1,183)
除稅前溢利					87,694
稅項					(2,750)
未計少數股東權益前溢利					84,944

截至二零零三年九月三十日止六個月

	冷凍魚類 千港元 （未經審核）	魚柳及 魚切塊 千港元 （未經審核）	船務服務 千港元 （未經審核）	蔬菜 千港元 （未經審核）	總計 千港元 （未經審核）
營業額					
對外銷售（*附註*）	871,241	800,402	6,970	16,600	1,695,213
業績					
分類業績	69,395	84,243	(93)	1,610	155,155
未分配集團支出					(53,932)
經營溢利					101,223
財務支出					(35,359)
所佔聯營公司業績	–	94	–	–	94
除稅前溢利					65,958
稅項					(2,865)
未計少數股東權益前溢利					63,093

附註： 截至二零零四年九月三十日止及二零零三年九月三十日止六個月，各業務分類之間並無任何銷售。

附註：

1. **編製基準**

本未經審核簡明綜合財務報表乃根據香港會計師公會所頒佈之會計實務準則（「會計實務準則」）第25號「中期財務申報」而編製，並已遵照香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16之適用披露規定。

2. **主要會計政策**

本未經審核簡明綜合財務報表乃按照歷史成本慣例編製，並已就重估土地及樓宇、投資物業及證券投資作出修訂。

編製中期財務報告所採納之會計原則概與本集團截至二零零四年三月三十一日止年度之年度財務報表所採納者一致，惟下述者除外。

於本期間，本集團採納會計實務準則第36號「農業」。採納會計實務準則第36號之主要影響與其附屬公司進行之農業業務相關。會計實務準則第36號規定，於各結算日按公平值減估計銷售點成本之生物資產及農產品計算方法。公平值變動減估計銷售點成本所產生盈虧計入有關盈虧產生期間之溢利或虧損內。採納會計實務準則第36號並無對目前或過往會計期間之業績造成任何重大影響。

3. **營業額及分類資料**

以下為截至二零零四年九月三十日及二零零三年九月三十日止六個月本集團按主要業務及地區市場劃分之營業額及分類業績之分析：

按業務分類

就管理而言，本集團現分為四項業務－冷凍魚類、魚柳及魚切塊、船務服務及蔬菜。本集團按該等業務申報其主要分類資料。

簡明綜合現金流量表

截至二零零四年九月三十日止六個月

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	(未經審核)	(未經審核)
經營業務產生(耗用)之現金淨額	**264,643**	(52,208)
投資業務耗用之現金淨額	**(142,046)**	(61,255)
融資(耗用)產生之現金淨額	**(346,523)**	162,479
現金及現金等值項目(減少)增加之淨額	**(223,926)**	49,016
期初之現金及現金等值項目	**343,420**	193,680
期終之現金及現金等值項目	**119,494**	242,696
包括:		
銀行結存及現金	**130,647**	251,837
銀行透支	**(11,153)**	(9,141)
	119,494	242,696

簡明綜合股權變動表

截至二零零四年九月三十日止六個月

	股本	股份溢價	投資重估儲備	資產重估儲備	商譽儲備	特別儲備	匯兌儲備	保留溢利	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
二零零三年四月一日									
－原列	71,089	296,061	(3,756)	26,698	(109,611)	9,800	2,539	491,280	784,100
－採納香港會計實務準則第12號「遞延税項」之前期調整	–	–	–	(7,639)	(5,458)	–	–	255	(12,842)
－重列	71,089	296,061	(3,756)	19,059	(115,069)	9,800	2,539	491,535	771,258
以溢價發行股份	1,521	11,503	–	–	–	–	–	–	13,024
未於收入報表內確認之重估增值淨額	–	–	8,820	–	–	–	–	–	8,820
因稅率變動產生之遞延稅項責任	–	–	–	(393)	–	–	–	–	(393)
因被視為出售非全資附屬公司權益而變現之商譽儲備	–	–	–	–	(2,470)	–	–	–	(2,470)
本期間淨溢利	–	–	–	–	–	–	–	48,858	48,858
二零零三年九月三十日	72,610	307,564	5,064	18,666	(117,539)	9,800	2,539	540,393	839,097
二零零四年四月一日	99,882	633,304	–	29,337	(115,069)	9,800	2,539	571,685	1,231,478
以溢價發行股份	60	610	–	–	–	–	–	–	670
本期間淨溢利	–	–	–	–	–	–	–	60,620	60,620
股息	–	–	–	–	–	–	–	(48,942)	(48,942)
二零零四年九月三十日	99,942	633,914	–	29,337	(115,069)	9,800	2,539	583,363	1,243,826

簡明綜合資產負債表

於二零零四年九月三十日

	附註	二零零四年九月三十日 千港元 (未經審核)	二零零四年三月三十一日 千港元 (經審核)
非流動資產			
物業、機器及設備	*8*	**365,605**	334,959
投資物業		**55,900**	55,900
商譽		**16,175**	16,757
負商譽		**(3,080)**	(3,166)
於聯營公司之權益	*9*	**114,111**	2,214
投資證券		**23,891**	23,891
		572,602	430,555
流動資產			
存貨		**1,031,613**	888,038
貿易及其他應收款項	*10*	**806,778**	1,164,664
已投保之貿易應收款項	*11*	**257,946**	352,317
墊款予供應商		**12,584**	–
與聯營公司之貿易應收款項		**52,437**	61,617
聯營公司欠款		**93,896**	7,279
可收回稅項		**320**	320
已抵押存款		**1,923**	3,788
銀行結存及現金		**130,647**	358,458
		2,388,144	2,836,481
流動負債			
貿易及其他應付款項	*12*	**106,425**	157,244
已投保貿易應收款項之貼現融資		**146,404**	170,031
稅項		**5,028**	2,833
銀行借貸	*13*	**905,490**	1,251,392
應派股息		**48,942**	–
		1,212,289	1,581,500
流動資產淨值		**1,175,855**	1,254,981
總資產減流動負債		**1,748,457**	1,685,536
非流動負債			
銀行借貸	*13*	**77,765**	71,624
遞延稅項		**15,950**	15,950
		93,715	87,574
少數股東權益		**410,916**	366,484
資產淨值		**1,243,826**	1,231,478
資本及儲備			
股本	*14*	**99,942**	99,882
股份溢價及儲備		**1,143,884**	1,131,596
股東資金		**1,243,826**	1,231,478

未經審核之中期業績

太平洋恩利國際控股有限公司(「本公司」)董事會(「董事」)欣然公佈本公司及各附屬公司(「本集團」)截至二零零四年九月三十日止六個月之未經審核綜合中期業績,連同二零零三年同期之未經審核比較數字如下:

簡明綜合收入報表

截至二零零四年九月三十日止六個月

	附註	截至九月三十日止六個月	
		二零零四年	二零零三年
		千港元	千港元
		(未經審核)	(未經審核)
營業額	3	**1,970,153**	1,695,213
銷售成本		**(1,741,640)**	(1,497,710)
毛利		**228,513**	197,503
其他經營收入		**4,754**	9,378
銷售及分銷支出		**(48,331)**	(42,348)
行政支出		**(72,414)**	(63,310)
經營溢利	4	**112,522**	101,223
財務支出		**(36,431)**	(35,359)
		76,091	65,864
所佔聯營公司業績		**11,603**	94
除稅前溢利		**87,694**	65,958
稅項	5	**(2,750)**	(2,865)
未計少數股東權益前溢利		**84,944**	63,093
少數股東權益		**(24,324)**	(14,235)
期內淨溢利		**60,620**	48,858
股息	6	**–**	–
每股盈利	7		
基本		**6.1港仙**	6.8港仙
攤薄		**6.0港仙**	6.5港仙



太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

中期報告

截至二零零四年九月三十日止六個月